07046191

P.E. 12/31/06

AR/S

0-13507

A clear DIRECTION

RURBAN
FINANCIAL CORP.

2006 ANNUAL REPORT



Contents

RURBAN FINANCIAL CORP.

401 CLINTON STREET • P.O. BOX 467 • DEFIANCE, OH 43512
WWW.RURBANFINANCIAL.NET

A *clear* DIRECTION

We have all learned there's no way to predict the future. However, with the right people using intelligent and flexible planning, an organization can be prepared to take maximum advantage of whatever opportunities and challenges the future may present. At Rurban Financial Corp. we have the right people, well-defined objectives, and *A Clear Direction* for our future. We are ever diligent of the lessons of the past; we know how to set priorities to meet our objectives. With *A Clear Direction* set for our Company, our shareholders and our customers will prosper as we continue to execute our plans. Now is the time to follow us as we face an exciting future, and all the promises it holds.

OUR MISSION

We are a leading provider of financial services whose mission is to attract, retain and grow profitable customer relationships.

We exist to serve our customers. Our success is dependent on a relentless effort toward:

Building Relationships by providing consistent first-class experiences;

Building Teams by maintaining a work environment that will attract and retain quality people;

Building Value by consistently enhancing shareholder value;

Building Communities by being a socially responsible citizen in our communities, and by sharing our resources through leadership, support and involvement.



Steven D. VanDemark, Chairman
Kenneth A. Joyce, President and Chief Executive Officer

TO OUR SHAREHOLDERS

Dear Shareholders:

Rurban Financial Corp. earned $2.8 million or $0.55 cents per diluted share in 2006 up from $673,000 or $0.15 cents per diluted share in 2005. Although this is significant progress, we believe we are in the beginning of the recovery phase.

GROWTH INITIATIVES

During 2006 we continued to put plans and initiatives in place that should consistently increase net income over the next several years. This work resulted in 2006 being an eventful year for Rurban Financial Corp.:

The Exchange Bank purchase was completed at the end of 2005 and Rurban began operating Exchange Bank on January 1, 2006. The purchase of Exchange Bank gave Rurban access to the Metropolitan Toledo market providing growth potential for loans and deposits.

The Lima Region reached profitability in mid-2006 as we had projected at the time of the purchase. The Lima Region is composed of the two branches purchased in mid-2005.

The Fort Wayne Loan Production Office opened in late 2005 and grew substantially. This success resulted in the expansion to a full service branch on the north side of Fort Wayne, Indiana that opened on January 2, 2007.

The State Bank and Trust Company moved its Northtowne office to a new branch building which opened on January 16, 2007. This unique new office provides a strong presence on the north side of Defiance, an area showing continuing retail growth.

RDSI acquired DCM located in East Lansing, Michigan, on September 2, 2006. DCM, a cash acquisition, provides item processing for approximately fifty banks in a five state area. To date, the acquisition has exceeded our expectations and has been immediately accretive to earnings.

Reliance Financial Services, N.A., our trust and investment company, completed a record year with net income of $715,000. During 2007 it will be expanding its product offerings to the new market areas of Metropolitan Toledo and Lima, Ohio and Fort Wayne, Indiana.

Dividends were increased by $0.01 to $0.06, a 20% increase, in the fourth quarter. This increase was based upon our improved earnings and the consistency of the core earnings in 2006.

INCOME STATEMENT PROGRESS

During 2006 net interest income and non-interest income improved. We were also able to control non-interest expenses after consideration of the acquisitions. The following are the highlights of the Income Statement and our progress:

Net interest income grew by $3.0 million, or 24.7%, driven by the addition of Exchange Bank and organic loan growth. This net interest income growth was moderated by a decline in our interest rate margin from 3.14% for the year-ending 2005 to 3.13% for the year-ending 2006. Margin compression was a common problem for banks due to the flat to inverted yield curve restricting the ability to leverage interest rates.

Non-interest income grew by $4.2 million or 23.3% after deducting $1.1 million for the one-time net gains resulting from recovery of previously charged off WorldCom Bonds, sale of the credit card portfolio, and a charge for restructuring the bond portfolio. Most of the remaining $4.2 million increase came from $2.3 million of revenue growth from RDSI and its acquisition of DCM. Bank related fee income growth of $1.2 million was led by the addition of $800,000 from the acquisition of The Exchange Bank, with the remaining $400,000 representing organic growth at The State Bank and Trust Company.

Non-interest expense increased by $5.8 million primarily driven by the acquisition at year-end 2005 of Exchange Bank ($4.9 million for 2006) and DCM ($1.2 million) at the beginning of September, 2006. The expenses at RDSI increased $1.6 million while expenses at State Bank and Trust declined by $730,000.

BALANCE SHEET PROGRESS

The balance sheet has shown substantial improvement over the last year. The following are highlights of this progress:

Loans grew by $43.1 million, or 13.2%, which was all organic growth as the Exchange Bank balance sheet was included in the year-end 2005 numbers. This increase was driven by management changes and the shift of the banking culture from recovering from prior credit problems to proactive calling and selling to the needs of our clients.

Deposits grew by $29.7 million, or 7.7%, which was primarily growth in core deposits as we have made a concerted effort to reduce our dependence on wholesale funding, given its relative high cost at the margin. As with the loan growth, the deposit growth was all organic resulting from improved marketing and sales efforts.

Balance sheet restructuring was announced and occurred in the fourth quarter of 2006. Rurban has a high percentage of investments relative to its assets as a result of the loan shrinkage undertaken in 2003 and 2004. This high mix of investments results in lower return on assets than our peers and is particularly disadvantageous when facing an inverted yield curve. Therefore, in the fourth quarter of 2006 we sold $17.5 million of securities and paid off $9.5 million of borrowings. We expect these actions to result in an improvement in our interest rate margin immediately as the net proceeds are reinvested in loan growth.

ASSET QUALITY IMPROVEMENT

With the end of 2006 we are able to close the chapter of extraordinary credit problems, discovered in 2002, and return to banking normalcy. The following activities and successes during 2006 resulted in ending the year with key ratios as healthy as they have been over the last ten years:

Non-performing assets were reduced to 0.70% of total assets, which is approximately equal to the mean of this performance measurement for all publicly traded Ohio banks. This reduction of non-performing assets was accomplished by aggressive loan workouts, problem loan sales, and payoffs of problem credits.

Reserve for loan losses increased to 95.1% of total non-performing loans. This was accomplished through loan asset improvement and careful attention to proper levels of reserves.

Net charge-offs were reduced to 0.33% of total average loans, which reflects the improving asset quality and our ability to work out problem credits.

Credit card portfolio was sold in the last quarter of 2006 to reduce exposure to this volatile credit product and to refocus our efforts on areas where we have greater expertise.

The following table clearly shows the asset quality improvement on a quantitative basis:

Asset Quality Measures (Dollars in thousands)	2006	2005	2004
Non-performing Assets (Loans + OREO)	$3,910	$8,878	$15,415
Non-Performing Assets (NPA) / Total Assets	0.70%	1.67%	3.71%
Allowance For Loan Losses	$3,717	$4,700	$4,899
Allowance For Loan Losses / Total Loans	1.00%	1.44%	1.85%
Allowance for Loan Losses / NPA	95.1%	52.9%	31.8%
Net Charge-Offs	$1,160	$1,692	$4,883
Net Charge-Offs / Avg. Loans	0.33%	0.63%	1.80%

RDSI PROGRESS

RDSI continues to make substantial progress as it grows organically and from the September, 2006 acquisition of DCM. The combined RDSI and DCM group is now servicing over 100 banks in eight states. During 2006, the following initiatives were key for RDSI and DCM success:

Signed sixteen new contracts at RDSI and DCM. The contracts were for data processing at RDSI (6), item processing at RDSI (9), and item processing at DCM (1).

Grew revenue by 26% through a combination of organic growth and the addition of DCM in September, 2006.

Grew net income by 21% through the introduction of new products, additional banks, and the DCM acquisition.

A *clear* DIRECTION

As we are moving through this recovery phase for Rurban, we have set *A Clear Direction* with a limited focus for 2007:

- Improve the profitability of the banking segment
- Maintain asset quality while growing the banking segment
- Reduce expenses in all business segments
- Continue the aggressive growth pattern of RDSI and DCM

These key initiatives should lead to recognition of the value of Rurban and that recognition will manifest itself in the share value.

Sincerely,

Kenneth A. Joyce
President and CEO
Rurban Financial Corp.

Sincerely,

Steve VanDemark
Chairman
Rurban Financial Corp.

THE BANK THE STATE BANK AND TRUST COMPANY

WHO WE ARE

A TEAM with *A Clear Direction...*

Committed to unparalleled service to our clients,
Intent on providing competitive financial returns to our shareholders,
Devoted to job enrichment, personal fulfillment and fun for all of our employees,
and Enthusiastically supporting the communities we serve.

THE STATE BANK AND TRUST COMPANY
VALUE PROPOSITION

Your financial services partner delivering proactive and innovative solutions locally through employees with a passion for service.

AT THE STATE BANK AND TRUST COMPANY, WE KNOW WE ONLY GET ONE CHANCE TO MAKE A GOOD FIRST IMPRESSION. OUR PROFESSIONALS KNOW OUR CLIENTS DESERVE SOUND, QUALITY FINANCIAL ADVICE AND PRODUCTS AND WILL DO WHATEVER IT TAKES TO DELIVER IT! WE ARE BUILDING A PASSION FOR SERVICE...ONE CLIENT AT A TIME.

STRUCTURING FOR THE FUTURE

With our vision to become "a regionally recognized, high-performance community bank" comes the commitment to continually improve our service, products, financial results, and community involvement. This requires living a spirit of "persistent dissatisfaction" with our level of achievement in delivering products and services with a commitment for continuing improvement. We also need management that can identify and attract talented individuals that possess both an entrepreneurial spirit and a desire to succeed. The State Bank and Trust Company has in place the team members required to identify, develop and deliver *A Clear Direction* to higher performance. Leadership with expertise in commercial and agriculture lending, electronic banking, wealth management and investments which seeks to recommend, proactively and innovatively, well-grounded strategies. We confidently recognize the opportunity, and we respectfully accept the challenge as we eagerly anticipate the future with optimism.

2006 ACCOMPLISHMENTS

2006 was a year marked with numerous improvements at The State Bank and Trust Company. As the lead bank, State Bank was the primary driver of improved banking segment net income, which totaled $1.9 million in 2006 versus $133,000 in 2005. This success was achieved with contributions from the lending arena, expansion and enhancements to our deposit products and delivery, as well as improvement in non-interest income. These initiatives were coupled with expense reductions and asset quality improvement.

Leading our balance sheet growth was the continued expansion of our loan base, particularly commercial lending, which played a key role in our profitability improvement. This excellent growth was in direct proportion to our lenders' desire to be a trusted partner and a valued advisor to our clients. Also a key strategy in accomplishing this growth was initiating over 3,900 business development and prospect calls, as we proactively identified opportunities to grow with our commercial clients.

Another bright spot in our profitability improvement was our ability to develop and deploy innovative products, both loan and deposit, that were of value to our clients. Utilization of government guaranteed credits, particularly in the agriculture sector, and employment of low down-payment residential loans provided significant improvement in top-line revenue. Finally, implementation of flexible, higher-yielding deposit accounts provided unique solutions to our clients' investment needs, while injecting required liquidity to fund prudent loan growth.

In an effort to identify and enter strategic, high-potential markets, we recently completed the acquisition of a new, full-service office in Fort Wayne, Indiana. We are quite excited about our prospects, as we are eager to offer personalized, community bank services to an expanding market.

In summary, it has been a rewarding, progressive year at State Bank. While we are excited about the progress we have made in our performance this past year, it is dwarfed by the enthusiasm we share as we anticipate the opportunities and challenges of a new year. To lead in these endeavors, we have assembled a Team with *A Clear Direction* to serve – to serve our clients' dreams, our stakeholders' interests, and our communities. On behalf of all the employees at The State Bank and Trust Company, we thank you for allowing us to serve you this past year as we welcome 2007 with even greater optimism and *A Clear Direction*.

THE STATE BANK AND TRUST COMPANY

Mark A. Klein
President and CEO

THE BANK THE STATE BANK AND TRUST COMPANY

LIMA REGION

WHO WE ARE

"The Bank" expanded into Lima in June, 2005, by purchasing two local bank branches, and the progress over the last year and a half has been outstanding! The Lima Region has a strong commercial lending team, building mutually rewarding relationships by utilizing the Team's expertise and knowledge of the marketplace.

THE STATE BANK AND TRUST COMPANY — LIMA REGION
VALUE PROPOSITION

Your financial services partner, delivering unique solutions and value-added customer experiences locally through employees with a passion for service.

THE LIMA REGION SHARES THE VALUE PROPOSITION OF THE STATE BANK AND TRUST COMPANY ("THE BANK"). WE ARE GIVING LIFE TO OUR VALUE PROPOSITION BY WORKING TO BE RECOGNIZED AS *FINANCIAL DOCTORS* - TAKING CARE OF OUR CUSTOMERS' FINANCIAL NEEDS AND IMPROVING THEIR FINANCIAL HEALTH. CONSISTENCY IN THIS EFFORT IS ALLOWING US TO EARN THE PRIVILEGE OF BECOMING OUR CLIENTS' *TRUSTED FINANCIAL ADVISOR*.

STRUCTURING FOR THE FUTURE

We recognize the potential of the Lima Market and will continue moving forward to grow The Bank and further improve our profitability. The commercial lending team is leading the way and has been the key to our carefully designed growth strategy. We will continue to deploy this strategy and take advantage of our momentum to further grow our balance sheet and increase our profitability. In addition, the growth of the commercial lending team is complemented by our retail banking initiatives.

The cornerstone of our Retail Banking approach is the Customer Service Specialist (CSS) strategy, which is different from any local competitor's. The goal is to better serve customers by empowering our CSS's to service nearly any client request at the point of contact. This includes handling typical teller transactions, opening new deposit accounts and processing consumer loan requests. Our frontline team refers the customer to a specialist only for residential mortgage services, business loan requests and wealth management or trust services. Why is this important? Our CSS model is working in Lima and we are leveraging our clients' satisfaction with this approach to grow our business. This is supported by a 2006 banking industry study, which found that the frontline staff is considered by most banking clients as "the bank" or "banker."

As we increase our calling efforts across the Lima Region and add new products and services, we are simultaneously defining our sales culture, which is based on building relationships. Building and maintaining strong client relationships is paramount to our strategic growth plans. Going into 2007, these initiatives will be supported by an incentive plan that directly rewards each employee for their contributions in forging meaningful, long-lasting client relationships.

We are energized by having...*A Clear Direction*!

2006 ACCOMPLISHMENTS

Entering 2006, our challenge was to become accretive to earnings by year-end. As we are committed to continually improving our profit contribution, the Lima Region is proud to have met this goal. Additional key accomplishments include:

- Increased loan balances outstanding by $20.7 million, from $15 million at the end of 2005 to $35.7 million in 2006.
- Grew Commercial Loan balances, our emphasis in Lima, by over 200%.
- Increased consumer loan balances by 13%.
- Created an Advisory Board of Directors that is made up of four well-known and established local businessmen who are working with us to continue our growth in the Lima Market.
- Increased Deposit balances by 15%, from $49.4 million at year-end 2005 to $56.8 million in 2006.

In summary, our efforts and results in 2006 have laid the foundation to continue our success and improve our profit contribution in 2007. As we continue to build our image and brand our presence in the Lima market, we will seek to deliver optimum value to all our stakeholders. We have...*A Clear Direction*!

THE STATE BANK AND TRUST COMPANY – LIMA REGION

David A. Anderson
Regional President

THE BANK EXCHANGE BANK

WHO WE ARE

The Exchange Bank was acquired by Rurban Financial Corp. at the end of 2005. The Exchange Bank has offices in Luckey, Walbridge, Sylvania and Perrysburg, Ohio, expanding the Rurban banking footprint into Wood and Lucas counties. This expansion was an important component in Rurban's strategic plans, helping to diversify Rurban's geographic footprint.

THE EXCHANGE BANK
VALUE PROPOSITION

Your financial services partner, delivering proactive and innovative solutions locally through employees with a passion for service.

STRUCTURING FOR THE FUTURE

The expansion into the communities surrounding the Toledo Metropolitan area was a success as we grew loans and deposits, and substantially improved bank profitability. In the first quarter of 2007, we will be taking the next step in growing this market as we combine this business unit into The State Bank and Trust Company. This consolidation of banking charters will further improve profitability, while providing even more products and services to our clients.

2006 ACCOMPLISHMENTS

Our first-year entry into the Toledo Metropolitan market had numerous successes. We introduced new retail products to our customers throughout our first year, and several new services were added for small businesses. Small business services such as courier service, remote electronic deposit of checks and flexible business checking accounts were introduced. Public units and municipalities were better served with an array of competitive investment products and personal service. Internet banking for retail customers and businesses grew dramatically with an enhanced e-banking product. While accomplishing this, the staff was heavily involved in numerous community activities. Some of the more specific accomplishments of 2006 were:

- Increased the total loan portfolio by 13%.
- Improved the asset quality, beginning the year with $1.7 million of non-performing assets and ending the year with only $268,000 of non-performing assets.
- Increased mortgage loan production by 318% over 2005.
- Maintained a net interest margin above 4.8%.

While entering this new market and achieving these successes, we were also able to operate more efficiently. This was accomplished through the closure of the Holland office in October, the implementation of electronic transmission of checks from branch offices, numerous systems enhancements, and centralization of all back-office functions. Expense analysis and control was critical during the acquisition year and all the staff participated in that process.

2006 was a success and a year of many changes for this business unit. Being consolidated into a much larger banking unit will benefit our customers, employees and Rurban Financial Corp. and sets *A Clear Direction* for 2007.

THE EXCHANGE BANK

Henry R. Thiemann
President and CEO

RELIANCE
FINANCIAL SERVICES, N.A.

WHO WE ARE

We grow and preserve our clients' wealth through investment management, trust, and retirement plan services. At Reliance, we are the locally trusted professional helping to design, and more importantly, to implement the day-to-day portfolio and planning activities needed to achieve our clients' retirement or other goals. Whether we are part of designing and implementing our clients' financial or estate plans, actively managing our clients' investment assets, retirement plans or IRAs, or serving as Trustee of our clients' trusts or executor of their estates, Reliance Financial Services is servicing our clients with knowledge, professional advice, and a true desire to outperform. We live our Value Proposition on a day-to-day basis.

RELIANCE FINANCIAL SERVICES, N.A.
VALUE PROPOSITION

Growing and preserving your wealth...with sound advice, quality products, and a local, expert staff.

STRUCTURING FOR THE FUTURE

As Reliance becomes a part of The State Bank and Trust Company in the first quarter 2007, we recognize the unique opportunity this creates to enhance our service and grow along with The Bank. We owe our continued success and gratitude to the clients we serve in our core market of Defiance and the surrounding counties. However, we recognize that, in order to grow, we need to capitalize on The Bank's newer markets. This past year we have had the opportunity to assist customers in The Bank's expanded markets of Toledo and Lima. Going forward, we will continue to focus on these areas along with the Fort Wayne, Indiana market. We will be servicing our clients with experienced, professional staff members in these newer markets.

Reliance has a unique market segment and is staffed to serve it effectively. Most of the regional banks assign smaller balance clients an "800" number for their account administration. Reliance views each client as unique, regardless of balances, requiring a personal touch and custom advice. This approach, along with the knowledge and expertise of the Reliance staff, provides a differentiated position for Reliance, and is part of Reliance's formula for success.

2006 ACCOMPLISHMENTS

In addition to celebrating a 50 year anniversary in 2006, Reliance once again set a record for achieving its highest gross revenue and net income in its history.

In addition to our financial accomplishments, we opened an office in Sylvania and began to serve The Bank's customers in the greater Metropolitan Toledo market. Reliance began servicing the Lima market, employing our knowledge of that market and the referrals of the Lima Region staff.

We restructured our existing staff to more effectively serve the product lines our clients utilize and to support our growth initiatives in our expanded markets. As an example, we have brought onboard a specialist to work with our banking associates to provide fixed annuity and insurance products to customers in each of The Bank's offices. We are looking forward to this exciting product deployment in mid to late 2007.

Finally, we have continued to provide our clients excellent investment returns that have frequently exceeded applicable benchmarks in key sectors.

We have *A Clear Direction*...and we believe that our investment performance, the personal touch our clients have come to enjoy, and our focused attention to our clients' financial and personal needs will continue to produce success at Reliance.

RELIANCE FINANCIAL SERVICES, N.A.

Craig A. Kuhlman
President and CEO

RDSI Banking Systems

WHO WE ARE

RDSI is one of the largest regional providers of data and item processing services for the banking industry. RDSI and its wholly owned subsidiary, Diverse Computer Marketers (DCM), services over 100 banks in Arkansas, Florida, Illinois, Indiana, Michigan, Missouri, Ohio and Wisconsin. We provide each of our banking clients with world class software, local service and personal attention. This approach is reflected in RDSI's Value Proposition.

RDSI BANKING SYSTEMS
VALUE PROPOSITION

RDSI is a technology leader, secure provider and a trusted advisor, while providing the best overall value and outstanding service to the financial community.

STRUCTURING FOR THE FUTURE

RDSI is focused on three specific growth initiatives. First, we expect to expand our traditional data processing products and services in our current geographic territories, while expanding our market through electronic check image capture devices. Banks no longer need to transport physical checks to processing centers. Instead, items are captured at the closest point of presentment, such as the bank customer's place of business or the branch office. These checks are then electronically processed and electronically inserted into the various clearing channels. This technology initiative has allowed RDSI to significantly expand its market.

The second growth initiative is through the expansion of products and services. This expansion of products within our user base is a result of the additional competition in the banking industry and the need for banks to turn to technology to more efficiently deliver competitive products and services. In 2006 we assigned a Client Relations Manager to each of our client banks to further personalize our service. This has improved our personal contact with each bank, allowing us to become more attentive to their specific needs. It has also enhanced RDSI's ability to assist the banks in taking advantage of technology, thereby leveraging their position in an ever-increasing competitive market.

The third growth initiative is through the acquisition of DCM in Michigan and Indiana, which opens a new market for offering Item Processing Services to banks not currently using RDSI Data Processing Services. DCM has been a successful Item Processing vendor in the Michigan and Indiana markets for 26 years, and we expect to grow that business through RDSI's existing sales and marketing organization.

RDSI has *A Clear Direction* in continuing its growth initiatives and improved profitability.

2006 ACCOMPLISHMENTS

RDSI had many accomplishments during 2006, with the acquisition of Diverse Computer Marketers (DCM) of Lansing, Michigan and Plainfield, Indiana being the most significant. This acquisition added 50 new banks to RDSI's client base along with approximately $5 million in additional annual revenue. DCM's excellent staff, systems and management has made this an excellent addition to RDSI's Item Processing business. DCM continued to maintain their satisfied client base and profitability during this transition. We expect continued revenue growth through this new business unit led by Bill Brandt, President, DCM.

We also added new banks to RDSI's client base with both Data Processing and Item Processing services. This growth was realized through our continued reputation of providing quality products and services, combined with our network of over 65 satisfied users of these services. RDSI's 2006 sales results continued strong with six new Data Processing clients and nine new Item Processing customers.

The successful acquisition, additional clients and internal sales growth has provided RDSI with continued growth. A number of new products and services have been added, and our Disaster Recovery services have been enhanced for all our client banks. RDSI has created an entire duplicate, remote Disaster Recovery system including computers, servers, firewalls and communication services. We believe that we are one of the first data processing service bureaus in the country to offer this level of recovery services. The ability to provide dependable services continues to be a focus of RDSI as banks move more toward Internet Banking and 24/7 customer expectations.

RDSI BANKING SYSTEMS

John D. Weimerskirk
President

DIVERSE
COMPUTER
MARKETERS, INC.

WHO WE ARE

Diverse Computer Marketers (DCM), headquartered in East Lansing, Michigan with a satellite office located in Plainfield, Indiana, was acquired by RDSI in September, 2006. As a full service item processor, DCM provides item processing services to approximately 50 community banks in Michigan, Indiana, Ohio, Illinois, and Wisconsin. This acquisition provides exciting new market opportunities for the expansion of DCM and RDSI Banking Systems in a thriving financial industry. The DCM customers will benefit from the union with a greater depth of resources and the offering of a broader range of products and services.

DCM started its business in 1980 and expanded into the Indianapolis area in 1994. With annual revenue of approximately $5 million, its success has been the result of outstanding customer relationships and providing sound services and innovative products. DCM retained its name through the acquisition and operates as a subsidiary of RDSI.

DCM
VALUE PROPOSITION

DCM is a customer-oriented company that utilizes innovative, customized technology to provide cost-effective item processing solutions to the financial community.

STRUCTURING FOR THE FUTURE

DCM will take advantage of the technical expertise and operational experience provided by RDSI Banking Systems to expand its markets and to meet the demands of new technology. We have ***A Clear Direction***; we anticipate continued growth in our current markets and expansion to surrounding states.

A key component for 2007 is maintaining and exceeding the company's excellent reputation for personalized customer service. We are competing in markets with demanding pricing strategies. Therefore, there are two factors, customer service and customer confidence, which are essential to our continuing success. We are working to ensure our clients will see a continuation of excellent customer service standards, while having a year of successful growth.

We begin 2007 enthusiastically, with a successful acquisition and transition behind us. DCM is well positioned to support its current clientele and new bank clients that are making the decision to move toward the economies and benefits offered by implementing Check 21 changes, including the growing opportunities presented by merchant capture solutions.

2006 ACCOMPLISHMENTS

During 2006, seven new item processing clients entered into contracts with DCM, with one of the seven banks signing after the September acquisition. This growth attests to the excellent name and reputation the company has earned over the years. We also understand that a dependable and creative team is imperative to continue this growth. We have a solid team and we are proud of the outstanding service we provide for our customers. We have ***A Clear Direction***...with substantial opportunities in the near term and into the foreseeable future.

DCM

William C. Brandt
President

DIRECTORS AND OFFICERS



Front Row: Thomas Callan, John Compo, Rita Kissner, J. Michael Walz and John Fahl
Back Row: Steve VanDemark, Thomas Buis, Richard Hardgrove, Kenneth Joyce, Robert Fawcett and Thomas Sauer

| RURBAN FINANCIAL CORP. |

DIRECTORS

STEVEN D. VANDEMARK
Chairman of the RFC Board
General Manager
The Defiance Publishing Company

THOMAS A. BUIS
Insurance Consultant
Retired President
Spencer-Patterson Insurance

THOMAS M. CALLAN
Retired President
Defiance Stamping Company

JOHN R. COMPO
Chairman and President
Compo Corporation

JOHN FAHL
Retired
Cooper Tire and Rubber Company

ROBERT A. FAWCETT, JR.
Insurance Agent
Fawcett, Lammon, Recker and
Associates Insurance Agency Inc.

RICHARD L. HARDGROVE
Retired President and
Chief Executive Officer
Sky Bank
Retired Deputy Superintendent
of Banks, Ohio

KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

RITA A. KISSNER
Downtown Development Manager
Defiance Development and Visitors Bureau
Retired Mayor of Defiance

THOMAS L. SAUER
President
City Beverage Company

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

OFFICERS

KENNETH A. JOYCE
President and
Chief Executive Officer

DUANE L. SINN
Executive Vice President
Chief Financial Officer

CYNTHIA E. BATT
Senior Vice President
Risk Manager and
Compliance Officer

STEVEN R. GRUBE
Senior Vice President
Chief Credit Officer

KEETA J. DILLER
Vice President
Corporate Secretary

BRUCE C. FACKLER
Vice President
Internal Auditor

STACEY L. CLEMENS
Assistant Vice President
BSA / CRA Officer

VALDA L. COLBART
Assistant Vice President
Executive Assistant and
Investor Relations Officer

THE STATE BANK AND TRUST COMPANY

DIRECTORS

STEVEN D. VANDEMARK
Chairman of the SBT Board
General Manager
The Defiance Publishing Company

THOMAS A. BUIS
Insurance Consultant
Retired President
Spencer-Patterson Insurance

THOMAS M. CALLAN
Retired President
Defiance Stamping Company

JOHN R. COMPO
Chairman and President
Compo Corporation

JOHN FAHL
Retired
Cooper Tire and Rubber Company

ROBERT A. FAWCETT, JR.
Insurance Agent
Fawcett, Lammon, Recker and Associates Insurance Agency Inc.

RICHARD L. HARDGROVE
Retired President and
Chief Executive Officer
Sky Bank
Retired Deputy Superintendent of Banks, Ohio

KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

RITA A. KISSNER
Downtown Development Manager
Defiance Development and Visitors Bureau
Retired Mayor of Defiance

MARK A. KLEIN
President and Chief Executive Officer
The State Bank and Trust Company

THOMAS L. SAUER
President
City Beverage Company

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

FULTON COUNTY ADVISORY BOARD

JAMES M. MCDONNALL
Owner / Operator
McDonnall Farms / McDonnall Harvester & Parts

EDWARD L. NOFZIGER
Owner
Nofziger Door

JOSEPH P. O'NEIL
Independent Owner

WILLIAM H. TOEDTER
President
Industrial Repair & Manufacturing

LIMA REGION ADVISORY BOARD

PATRICK A. CHANEY, D.D.S., MS
Oral Surgeon
Oral Surgery Associates

JOSEPH T. GUAGENTI
Entrepreneur / Realtor
Azzarello's Realty

RONALD R. MILLER
Investor
Miller & Associates

TIMOTHY J. STOLLY
Insurance Agent, CPCU, LUTCF
Stolly Insurance Group

PAULDING COUNTY ADVISORY BOARD

FLOYD F. FURROW
Retired
Paulding-Putnam Electric Cooperative

JOHN HENRY KAUSER
President
Kauser Trucking, Inc.

DR. JOHN M. SAXTON
Owner
Saxton Chiropractic

RHONDA J. STABLER
Manager
CNY Oil Company

JAMES A. STAHL
Partner
Stahl-Phlipot Insurance Agency

REX L. WILLIAMSON
President
Williamson Insurance Agency

OFFICERS

MARK A. KLEIN
President and
Chief Executive Officer

JONATHAN R. GATHMAN
Executive Vice President
Senior Lender

DUANE L. SINN
Executive Vice President
Chief Financial Officer

CYNTHIA E. BATT
Senior Vice President
Compliance Officer

KRISTEN K. NUSBAUM
Vice President
Chief Deposit Officer

STACEY L. CLEMENS
Assistant Vice President
BSA / CRA Officer

SARAH S. MEKUS
Officer
Corporate Secretary

FORT WAYNE REGION

DAVID L. SCHNEPP
Regional President

LIMA REGION

DAVID A. ANDERSON
Regional President

RICARDO ROSADO
Senior Vice President
Commercial Services Officer

MICHAEL R. DOMIN
Assistant Vice President
Commercial Services Officer

CAROLYN K. KREUZBERG
Assistant Vice President
Operations Manager

AGRICULTURAL BANKING

TIMOTHY P. MOSER
Senior Vice President
Agricultural Services Manager

RITA M. SWITZER
Assistant Vice President
Loan Assistant Supervisor

COMMERCIAL BANKING

RODGER G. MARTIN
Senior Vice President
Business Development Officer

ROY "BUD" A. WILLIAMS
Senior Vice President
Commercial Services Officer

DANIEL P. GRUBE
Assistant Vice President
Commercial Services Officer

JEFFREY R. STARNER
Assistant Vice President
Commercial Services Officer

RETAIL BANKING

PAMELA BENEDICT
Vice President
Residential Real Estate Sales Manager

RONALD B. COLES
Vice President
Consumer Lending Manager

ROSALIND L. ALLEN
Assistant Vice President
Sales Manager

LOIS F. CURRY
Assistant Vice President
Sales Manager

THERESA M. GINEMAN
Assistant Vice President
Sales Manager

ELIZABETH J. HENDERSON
Assistant Vice President
District Sales Manager

DIANNE T. JONES
Assistant Vice President
District Sales Manager

AMY J. KAUSER
Assistant Vice President
Sales Manager

TY A. OTTO
Assistant Vice President
Sales Manager and Commercial Lender

NICHOLE T. WICHMAN
Assistant Vice President
District Sales Manager

THE EXCHANGE BANK

DIRECTORS

J. MICHAEL WALZ, D.D.S.
Chairman of the EB Board
Defiance Dental Group

JOSEPH R. HIRZEL
Owner
Hirzel Canning Company

KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

MARION LAYMAN
Retired
The Exchange Bank

DAVID MARSH
Owner
Marsh Funeral Home

HENRY R. THIEMANN
President and
Chief Executive Officer
The Exchange Bank

OFFICERS

HENRY R. THIEMANN
President and
Chief Executive Officer

GORDON B. MACRITCHIE
Assistant Vice President
Commercial Services Officer

PAMELA A. MASLAK
Assistant Vice President
Compliance / BSA Security Officer

KIRK D. STONEROCK
Assistant Vice President
Commercial Services Officer

DUANE L. SINN
Chief Financial Officer

RETAIL BANKING

KEITH R. CLINE
Assistant Vice President
Community Office Manager

RUBEN V. PERALES
Assistant Vice President
Community Office Manager

JANE E. SCHMENK
Assistant Vice President
Community Office Manager

DONALD O. TRUMBULL
Assistant Vice President
Community Office Manager

ROCHELLE M. WHEELER
Assistant Vice President
Loan Administration Supervisor

RURBAN OPERATIONS CORP.

DIRECTORS

KENNETH A. JOYCE
Chairman of the ROC Board
President and
Chief Executive Officer
Rurban Financial Corp.

DAVID A. ANDERSON
Regional President
The State Bank and Trust Company
Lima Region

ROBERT L. FINTEL
President
Rurban Operations Corp.

MARK A. KLEIN
President and
Chief Executive Officer
The State Bank and Trust Company

DUANE L. SINN
Executive Vice President
Chief Financial Officer
Rurban Financial Corp.

HENRY R. THIEMANN
President and
Chief Executive Officer
The Exchange Bank

OFFICERS

KENNETH A. JOYCE
Chief Executive Officer

ROBERT L. FINTEL
President

MICHELLE R. BAKER
Senior Vice President
Human Resources Director

MARC H. BEACH
Assistant Vice President
Facilities Manager

DANIEL R. BISCHOFF
Assistant Vice President
Software Specialist

LINDA J. HOGREFE
Assistant Vice President
Payroll Administrator

JOHN A. PERO
Assistant Vice President
Technology Manager

DEBORAH H. REINER
Assistant Vice President
Marketing Manager

CREDIT ADMINISTRATION

ARNOLD H. RUHE
Vice President
Collections and Resource Recovery Officer

PAMELA A. HURST
Assistant Vice President
Collections and Resource Recovery Officer

FINANCIAL SERVICES

GREGORY W. KLEAR
Senior Vice President
Controller

KEETA J. DILLER
Vice President
Accounting Supervisor

CAROL M. ROBBINS
Vice President
Asset Liability Manager

JASON R. THORNELL
Vice President
Accountant

MORTGAGE SERVICING

MICHAEL D. EBBESKOTTE
Vice President
Residential Mortgage Manager

SUSAN A. ERHART
Assistant Vice President
Mortgage Loan Processor / Underwriter

OPERATIONS

KIM M. GILMORE
Vice President
Operations Manager

MARGARET S. THOMPSON
Vice President
Operations Center Administrator

MELINDA L. CLINE
Assistant Vice President
Loan Operations Supervisor

CONNIE S. GRUENHAGEN
Assistant Vice President
Deposit Operations Supervisor

DAWN M. HUTCHESON
Assistant Vice President
Loan Accounting Manager

RELIANCE FINANCIAL SERVICES, N.A.

DIRECTORS

KENNETH A. JOYCE
Chairman of the RFS Board
President and
Chief Executive Officer
Rurban Financial Corp.

DAVID A. ANDERSON
Regional President
The State Bank and Trust Company
Lima Region

MARK A. KLEIN
President and
Chief Executive Officer
The State Bank and Trust Company

CRAIG A. KUHLMAN
President and
Chief Executive Officer
Reliance Financial Services, N.A.

DUANE L. SINN
Executive Vice President
Chief Financial Officer
Rurban Financial Corp.

HENRY R. THIEMANN
President and
Chief Executive Officer
The Exchange Bank

OFFICERS

CRAIG A. KUHLMAN
President and
Chief Executive Officer

DAVID A. BELL
Executive Vice President
Trust Support Manager

ROBERT J. HANSON, JR.
Senior Vice President
Customer Relationship Manager

DALE M. GROCKI
Vice President
Senior Trust Administrator

ELIZABETH D. ZARTMAN
Vice President
Trust Systems Manager

GWENDOLYN L. ANDERSON
Assistant Vice President
Network Systems Manager and
Corporate Secretary

TRACY A. BAUGHMAN
Assistant Vice President
Senior Investment Administrator

LAURA W. KLINE
Assistant Vice President
Senior Trust Administrator

RDSI BANKING SYSTEMS

DIRECTORS

KENNETH A. JOYCE
Chairman of the RDSI Board
Chief Executive Officer
RDSI Banking Systems

DONALD E. DEWITT
Retired

JOHN W. SCHOCK
President and
Chief Executive Officer
FMS

JEFFREY D. SEWELL
President
Chief Supermarkets, Inc.

HENRY R. THIEMANN
President and
Chief Executive Officer
The Exchange Bank

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

JOHN D. WEIMERSKIRK
President
RDSI Banking Systems

OFFICERS

KENNETH A. JOYCE
Chairman and
Chief Executive Officer

JOHN D. WEIMERSKIRK
President

GARY A. SAXMAN
Chief Operating Officer

WILLIAM C. BRANDT
Executive Vice President

JAMES M. BREMER
Executive Vice President
Chief Information Officer

JON A. BRENNEMAN
Executive Vice President
Chief Marketing Officer

KURT A. KRATZER
Executive Vice President
Regional Sales Manager

TIMOTHY PEARSON
Senior Vice President
Product Manager

VALDA L. COLBART
Corporate Secretary

APPLICATION SERVICES

LEON R. ERICKSON
Vice President
Application Services Manager

R. SCOTT LERCH
Vice President
Network Services Manager

STEVEN E. STRUBLE
Vice President
Client Services Manager

CRAIG M. BROWN
Assistant Vice President
Senior Applications Specialist

DANIEL D. FERRIS
Assistant Vice President
Project Manager

CLIENT RELATIONS

DAVID E. HARRINGTON
Senior Vice President
Client Relations Manager

AMY S. EISENHOUR
Vice President
Client Services Manager

DEAN M. STOECKLIN
Vice President
Client Relations Manager

INFORMATION SERVICES

JOSEPH A. BUERKLE
Senior Vice President
Systems Infrastructure Manager

PETER J. SCHWAGER
Senior Vice President
Information Services Manager

RITA A. ERICKSON
Vice President
Item Processing Manager

STEPHEN K. RILEY
Vice President
Computer Operations Manager

JEAN M. NIENBERG
Assistant Vice President
Defiance Item Processing
Operations Manager

DANA S. SMITH
Assistant Vice President
Assistant Computer Operations Manager

SALES AND MARKETING

TERENCE L. GORE
Vice President
Regional Sales Manager

KAREN L. OSKEY
Vice President
Marketing Manager

STEVEN E. PROUD
Vice President
Regional Sales Manager

| DCM |

DIRECTORS

KENNETH A. JOYCE
Chairman of the DCM Board
Chief Executive Officer
RDSI Banking Systems

WILLIAM C. BRANDT
President
DCM

JAMES M. BREMER
Executive Vice President
Chief Information Officer
RDSI Banking Systems

JON A. BRENNEMAN
Executive Vice President
Chief Marketing Officer
RDSI Banking Systems

GARY A. SAXMAN
Chief Operating Officer
RDSI Banking Systems

JOHN D. WEIMERSKIRK
President
RDSI Banking Systems

OFFICERS

WILLIAM C. BRANDT
President

YVONNE M. CREAMER
Vice President
Item Processing Manager

CHRIS A. GOOD
Assistant Vice President
Information Technology Manager

TIMOTHY A. UNDERWOOD
Assistant Vice President
Indiana Operations / Technology Manager

JULIE D. WHITE
Assistant Vice President
Item Processing Operations

| RFCBC, INC. |

DIRECTORS

JOHN FAHL
Chairman of the RFCBC Board
Retired
Cooper Tire and Rubber Company

KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

HENRY R. THIEMANN
President and
Chief Executive Officer
RFCBC, Inc.

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

OFFICERS

HENRY R. THIEMANN
President and
Chief Executive Officer

C. ROBERT GREEN, JR.
Senior Vice President
Special Assets Manager

KEETA J. DILLER
Corporate Secretary

FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share data)
Year ended December 31.

	2006	2005	2004	2003	2002
EARNINGS					
Interest income	**$30,971**	$21,422	$20,028	$27,774	$48,591
Interest expense	**15,936**	9,368	7,951	13,972	24,813
Net interest income	**15,035**	12,054	12,077	13,802	23,778
Provision (credit) for loan losses	**178**	583	(399)	1,202	27,531
Non-interest income	**23,755**	18,338	17,376	35,169	14,121
Non-interest expense	**34,904**	29,054	26,009	29,160	30,820
Provision (credit) for income taxes	**948**	81	1,109	6,303	(7,044)
Net income (loss)	**2,760**	673	2,734	12,305	(13,408)
PER SHARE DATA					
Basic earnings	**$0.55**	$0.15	$0.60	$2.71	$(2.95)
Diluted earnings	**0.55**	0.15	0.60	2.70	(2.95)
Cash dividends declared	**0.21**	0.20	N/A	N/A	0.26
AVERAGE BALANCES					
Average shareholders' equity	**$54,501**	$51,083	$49,279	$44,599	$44,674
Average total assets	**554,095**	433,366	417,801	549,371	791,091
RATIOS					
Return on average shareholders' equity	**5.06%**	1.32%	5.55%	27.59%	(30.01)%
Return on average total assets	**0.50**	0.16	0.65	2.24	(1.69)
Cash dividend payout ratio (cash dividends divided by net income)	**38.25**	133.33	N/A	N/A	N/A
Average shareholders' equity to average total assets	**9.84**	11.79	11.79	8.12	5.65
PERIOD END TOTALS					
Total assets	**$556,007**	$530,542	$415,349	$435,312	$742,317
Total investments and Fed Funds sold	**111,562**	139,353	108,720	117,699	129,109
Total loans and leases	**370,102**	327,048	264,481	284,104	487,475
Loans held for sale	**390**	224	113	219	63,536
Total deposits	**414,555**	384,838	279,624	317,475	636,035
Notes payable	**2,589**	939	3,080	10,328	6,000
Advances from FHLB	**21,000**	45,500	56,000	39,000	47,850
Trust Preferred Securities	**20,620**	20,620	10,310	10,000	10,000
Shareholders' equity	**56,955**	54,451	50,306	48,383	36,382
Shareholders' equity per share	**$11.33**	$10.83	$11.01	$10.60	$7.97

BKD LLP

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Rurban Financial Corp.
Defiance, Ohio

We have audited the accompanying consolidated balance sheets of Rurban Financial Corp. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rurban Financial Corp. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 19, 2007

Rurban Financial Corp.

Consolidated Balance Sheets
December 31

Assets

	2006	2005
Cash and due from banks	$ 13,381,791	$ 12,650,839
Federal funds sold	9,100,000	-
Cash and cash equivalents	22,481,791	12,650,839
Interest-bearing deposits	150,000	150,000
Available-for-sale securities	102,462,075	139,353,329
Loans held for sale	390,100	224,000
Loans, net of unearned income	370,101,809	327,048,229
Allowance for loan losses	(3,717,377)	(4,699,827)
Premises and equipment	15,449,774	13,346,632
Federal Reserve and Federal Home Loan Bank stock, at cost	3,993,450	3,607,500
Foreclosed assets held for sale, net	82,397	2,309,900
Interest receivable	3,129,774	3,010,355
Goodwill	13,674,058	8,917,373
Core deposits and other intangibles	5,858,982	3,742,333
Purchased software	4,618,691	3,916,913
Cash value of life insurance	10,771,843	10,443,487
Other	6,559,886	6,521,213
Total assets	$ 556,007,253	$ 530,542,276

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Balance Sheets
December 31

Liabilities and Stockholders' Equity

	2006	2005
Liabilities		
Deposits		
Demand	$ 46,565,554	$ 52,073,751
Savings, interest checking and money market	130,267,333	124,206,115
Time	237,722,558	208,558,046
Total deposits	414,555,445	384,837,912
Short-term borrowings	32,270,900	10,680,420
Notes payable	2,589,207	938,572
Federal Home Loan Bank advances	21,000,000	45,500,000
Trust preferred securities	20,620,000	20,620,000
Interest payable	2,224,413	1,373,044
Deferred income taxes	1,610,462	1,140,001
Other liabilities	4,181,673	11,001,679
Total liabilities	499,052,100	476,091,628
Commitments and Contingent Liabilities		
Stockholders' Equity		
Common stock, $2.50 stated value; authorized 10,000,000 shares; 5,027,433 shares outstanding	12,568,583	12,568,583
Additional paid-in capital	14,859,165	14,835,110
Retained earnings	30,407,298	28,702,817
Accumulated other comprehensive loss	(879,893)	(1,655,862)
Total stockholders' equity	56,955,153	54,450,648
Total liabilities and stockholders' equity	$ 556,007,253	$ 530,542,276

Rurban Financial Corp.
Consolidated Statements of Income
Years Ended December 31

	2006	2005	2004
Interest Income			
Loans			
Taxable	$ 24,958,988	$ 16,593,703	$ 16,151,220
Tax-exempt	63,356	64,609	65,711
Securities			
Taxable	5,211,672	4,337,477	3,567,819
Tax-exempt	559,518	265,959	164,541
Other	176,884	160,240	78,549
Total interest income	30,970,418	21,421,988	20,027,840
Interest Expense			
Deposits	11,022,161	5,651,372	4,554,093
Notes payable	923,181	334,713	386,450
Federal funds purchased	97,226	67,300	13,896
Federal Home Loan Bank advances	2,106,385	2,039,851	1,877,284
Trust preferred securities	1,787,023	1,275,168	1,118,751
Total interest expense	15,935,976	9,368,404	7,950,474
Net Interest Income	15,034,442	12,053,584	12,077,366
Provision (Credit) for Loan Losses	177,838	583,402	(399,483)
Net Interest Income After Provision (Credit) for Loan Losses	14,856,604	11,470,182	12,476,849
Non-interest Income			
Data service fees	15,011,143	12,708,407	11,163,990
Trust fees	3,192,025	3,133,550	3,042,297
Customer service fees	2,161,153	1,859,547	1,985,389
Net gains (losses) on loan sales	1,249,148	(436,971)	40,603
Net realized gains on sales of available-for-sale securities	(494,885)	25,300	241,008
Investment securities recoveries	889,454	—	—
Loan servicing fees	419,709	306,929	367,753
Gain on sale of assets	94,198	—	—
Other	1,233,376	741,340	535,336
Total non-interest income	$ 23,755,321	$ 18,338,102	$ 17,376,376

See Notes to Consolidated Financial Statements

Rurban Financial Corp.
Consolidated Statements of Income
Years Ended December 31

	2006	2005	2004
Non-interest Expense			
Salaries and employee benefits	$ 16,584,146	$ 13,518,749	$ 12,993,449
Net occupancy expense	1,840,864	1,214,169	981,700
Equipment expense	5,850,281	5,148,458	4,336,573
Data processing fees	562,265	411,465	371,153
Professional fees	2,395,863	2,730,337	2,252,677
Marketing expense	669,764	445,656	339,968
Printing and office supplies	619,100	524,473	423,030
Telephone and communications	1,705,261	1,549,449	1,323,273
Postage and delivery expense	735,210	313,379	347,494
Insurance expense	171,363	218,484	292,418
Employee expense	978,832	994,735	796,556
State, local and other taxes	674,280	572,456	591,142
FHLB prepayment penalties	214,886	—	—
Other	1,901,452	1,412,030	960,643
Total non-interest expense	34,903,567	29,053,840	26,010,076
Income Before Income Tax	3,708,358	754,444	3,843,149
Provision for Income Taxes	948,116	81,353	1,108,857
Net Income	$ 2,760,242	$ 673,091	$ 2,734,292
Basic Earnings Per Share	$ 0.55	$ 0.15	$ 0.60
Diluted Earnings Per Share	$ 0.55	$ 0.15	$ 0.60

Rurban Financial Corp.

Consolidated Statements of Stockholders' Equity
Years Ended December 31

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2004	$ 11,439,255	$11,009,268	$ 26,209,444	$ (163,493)	$ 201,082	$ (312,800)	$ 48,382,756
Comprehensive income							
Net income			2,734,292				2,734,292
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect					(1,004,271)		(1,004,271)
Total comprehensive income							1,730,021
Stock options exercised (158 treasury shares)		(5,626)				35,151	29,525
ESOP shares earned				163,493			163,493
Balance, December 31, 2004	11,439,255	11,003,642	28,943,736	-	(803,189)	(277,649)	50,305,795
Comprehensive income							
Net income			673,091				673,091
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect					(852,673)		(852,673)
Total comprehensive income							(179,582)
Dividends on common stock, $0.20 per share			(914,010)				(914,010)
Stock options exercised (2,929 treasury shares)		(4,158)				40,753	36,595
Treasure stock retired (4,358 treasury shares	(10,962)	(225,934)				236,896	-
Exchange acquisition	1,140,290	4,061,560		163,493			5,201,850
Balance, December 31, 2005	12,568,583	14,835,110	28,702,817	-	(1,655,862)	-	54,450,648
Comprehensive income							
Net income			2,760,242				2,760,242
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect					775,969		775,969
Total comprehensive income							3,536,211
Dividends on common stock, $0.21 per share			(1,055,761)				(1,055,761)
Shares issued under stock option plan		24,055					24,055
Balance, December 31, 2006	$ 12,568,583	$14,859,165	$ 30,407,298	$ -	$ (879,893)	$ -	$ 56,955,153

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Cash Flows
Years Ended December 31

	2006	2005	2004
Operating Activities			
Net income	$ 2,760,242	$ 673,091	$ 2,734,292
Items not requiring (providing) cash			
Depreciation and amortization	3,544,965	3,108,693	2,492,661
Provision (credit) for loan losses	177,838	583,402	(399,483)
Expense of stock option plan	24,055	—	—
ESOP shares earned	—	—	163,493
Amortization of premiums and discounts on securities	206,096	218,221	469,148
Amortization of intangible assets	535,351	131,826	102,009
Deferred income taxes	(460,305)	384,337	3,344,719
FHLB Stock Dividends	(385,950)	(116,800)	(93,400)
Proceeds from sale of loans held for sale	11,328,770	5,481,329	5,709,084
Originations of loans held for sale	(11,326,566)	(6,029,400)	(5,562,628)
(Gain) loss from sale of loans	(1,249,148)	436,971	(40,603)
(Gain) loss on sale of foreclosed assets	(113,729)	214,642	(33,758)
(Loss) on sales of fixed assets	19,530	18,817	—
Net realized gains on available-for-sale securities	494,885	(25,300)	(241,008)
Changes in			
Interest receivable	(119,419)	(513,229)	16,280
Other assets	296,344	(1,241,089)	(707,055)
Interest payable and other liabilities	(1,081,796)	899,500	(2,256,287)
Net cash provided by operating activities	4,651,163	4,225,011	5,697,464
Investing Activities			
Net change in interest-bearing deposits	—	—	110,000
Purchases of available-for-sale securities	(15,375,196)	(38,373,878)	(88,396,063)
Proceeds from maturities of available-for-sale securities	19,506,403	17,107,354	62,537,668
Proceeds from sales of available-for-sale securities	33,263,994	5,154,173	23,086,736
Proceeds from sale of credit card portfolio and non-performing loans	5,760,603	—	—
Net change in loans	(49,367,497)	(4,562,982)	13,852,870
Purchase of premises and equipment	(9,042,264)	(2,975,180)	(3,652,078)
Proceeds from sales of premises and equipment	2,880,497	93,216	—
Purchase bank owned life insurance	—	—	(8,000,000)
Proceeds from sale of foreclosed assets	2,811,928	1,565,223	1,592,373
Purchase of Federal Home Loan and Federal Reserve Bank stock	—	—	(383,300)
Cash paid to shareholders of Exchange Bank Acquisition	(6,526,646)	—	—
Cash paid to shareholders of Diverse Computer Marketers, Inc. Acquisition	(4,872,961)	—	—
Proceeds from sale of Federal Home Loan Bank stock	—	—	428,600
Proceeds from assumption of net liabilities in business acquisition	—	50,928,950	—
Net cash provided by (used in) investing activities	(20,961,139)	28,936,876	1,176,806

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Cash Flows
Years Ended December 31

	2006	2005	2004
Financing Activities			
Net increase (decrease) in demand deposits, money market, interest checking and savings accounts	$ 553,021	$ (6,940,715)	$ (17,178,739)
Net increase (decrease) in certificates of deposit	29,164,512	(16,360,869)	(20,671,696)
Net increase in securities sold under agreements to repurchase	26,190,480	2,021,269	135,397
Net increase (decrease) in federal funds purchased	(4,600,000)	(2,900,000)	7,500,000
Proceeds from Federal Home Loan Bank advances	47,900,000	20,500,000	66,500,000
Repayment of Federal Home Loan Bank advances	(72,400,000)	(34,500,000)	(49,500,000)
Proceeds from notes payable	2,700,000	—	1,219,863
Proceeds from trust preferred	—	10,310,000	—
Repayment of notes payable	(2,311,326)	(2,381,084)	(8,467,806)
Proceeds from stock options exercised	—	36,595	29,525
Dividends paid	(1,055,759)	(914,010)	—
Net cash (used in) provided by financing activities	26,140,928	(31,128,814)	(20,433,456)
Increase (Decrease) in Cash and Cash Equivalents	9,830,952	2,033,073	(13,559,186)
Cash and Cash Equivalents, Beginning of Year	12,650,839	10,617,766	24,176,952
Cash and Cash Equivalents, End of Year	$ 22,481,791	$ 12,650,839	$ 10,617,766
Supplemental Cash Flows Information			
Interest paid	$ 15,084,607	$ 8,989,474	$ 9,303,363
Income taxes paid (net of refunds)	$ (948,000)	$ (1,021,302)	$ (717,666)
Common stock and payable issued for net assets in Acquisition	$ —	$ 11,826,130	$ —
Transfer of loans to foreclosed assets	$ 556,677	$ 3,247,539	$ 888,063

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rurban Financial Corp. ("Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, The State Bank and Trust Company ("State Bank"), The Exchange Bank ("Exchange"), Rurban Operations Corp. ("ROC"), RFCBC, Inc. ("RFCBC"), Rurbanc Data Services, Inc. ("RDSI"), Diverse Computer Marketers, Inc. ("DCM"), Rurban Statutory Trust I ("RST I"), and Rurban Statutory Trust II ("RST II"). State Bank owns all of the outstanding stock of Reliance Financial Services, N.A. ("RFS") and Rurban Mortgage Company ("RMC"). State Bank and Exchange are primarily engaged in providing a full range of banking and financial services to individual and corporate customers in northern Ohio. State Bank and Exchange are subject to competition from other financial institutions. State Bank and Exchange are regulated by certain federal and state agencies and undergo periodic examinations by those regulatory authorities. ROC serves as a central location for the performance of the following functions that provide services for all of the Company's subsidiaries: human resources, marketing, facilities maintenance, loan operations, loan accounting, collections, file room, internet banking, credit analysis, VISA processing, mortgage operations, technology, training and development, deposit operations, operations administration and accounting. RFCBC operates as a loan subsidiary that continues to administer classified loans. RDSI and DCM provide data and item processing services to community banks in Arkansas, Florida, Illinois, Indiana, Michigan, Missouri, Ohio and Wisconsin. RFS offers a diversified array of trust and financial services to customers nationwide. RST I and RST II are trusts which were organized in 2000 and 2005, respectively, to manage the Company's trust preferred securities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, State Bank, Exchange, RFCBC, RDSI, DCM, RFS and RMC. Exchange's balance sheet was consolidated at December 31, 2005, but not the income statement as a result of closing this acquisition at the close of business December 31, 2005. All significant intercompany accounts and transactions have been eliminated in consolidation. In December 2003, FASB issued a revision to FIN 46 ("FIN 46R") that, among other matters, clarified certain provisions that affected the accounting for trust preferred securities. As a result of the adoption of FIN 46R, RST I was deconsolidated as of March 31, 2004, with the Company accounting for its investment in RST I as assets, its subordinated debentures as debt, and the interest paid thereon as interest expense. The Company had previously classified the trust preferred securities as debt, but eliminated its common stock investment as a result of the adoption of FIN 46R.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents except for short-term U.S. Treasury securities which are classified as available-for-sale securities.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

The Company evaluates its securities portfolio for impairment throughout the year. An impairment is recorded against individual equity securities if their cost significantly exceeds their fair value for a substantial amount of time. An impairment is also recorded for investments in debt securities, unless the decrease in fair value is attributable to interest rates and management has the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status not later than 90 days past due, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that State Bank and Exchange Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration each of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, agricultural, and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, State Bank and Exchange Bank do not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method for buildings and the declining balance method for equipment over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases.

Federal Reserve and Federal Home Loan Bank Stock

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or the fair value less cost to sell. Revenue and expenses from operations related to foreclosed assets and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is tested for impairment annually. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value, if any, are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on a straight-line basis over weighted-average periods ranging from one to ten years. Such assets are periodically evaluated as to the recoverability of their carrying value. Purchased software is being amortized using the straight-line method over periods ranging from one to three years.

Stock Options

At December 31, 2006, the Company has a stock-based employee compensation plan, which is described more fully in Note 18. Prior to 2006, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Accordingly, in 2005 and 2004, no stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock at the grant date.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment*. The Company selected the modified prospective application. Accordingly, after January 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled. In accordance with Statement No. 123 and related interpretations, no compensation expense was recognized.

The following table illustrates the effect on 2005 and 2004 net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-based Compensation*, to stock-based employee compensation. In April 2005, the Company accelerated certain stock options to be immediately vested. In accordance with Statement No. 123 and related interpretations, no compensation expense was recognized.

	2005	2004
Net income, as reported	$ 673,091	$ 2,734,292
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(655,615)	(196,730)
Pro forma net income	$ 17,476	$ 2,537,562
Earnings per share:		
Basic – as reported	$ 0.15	$ 0.60
Basic – pro forma	$ 0.00	$ 0.56
Diluted – as reported	$ 0.15	$ 0.60
Diluted – pro forma	$ 0.00	$ 0.56

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares which have not vested have been excluded from the computation of average shares outstanding.

Reclassifications

Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the 2006 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Restriction on Cash and Due From Banks

State Bank and Exchange are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2006, was $1,716,000.

Note 3: Securities

The amortized cost and approximate fair values of securities were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-Sale Securities:				
December 31, 2006:				
U.S. Treasury and government agencies	$ 59,021,221	$ -	$ (898,591)	$ 58,122,630
Mortgage-backed securities	29,169,513	48,022	(447,351)	28,770,184
State and political subdivision	15,500,312	47,316	(82,680)	15,464,948
Equity securities	23,000	-	-	23,000
Other securities	81,200	113	-	81,313
	$ 103,795,246	$ 95,451	$ (1,428,622)	$102,462,075
December 31, 2005:				
U.S. Treasury and government agencies	$ 91,020,624	$ 13,675	$ (1,363,079)	$ 89,671,220
Mortgage-backed securities	36,571,076	9,783	(920,973)	35,659,886
State and political subdivision	12,942,183	6,713	(255,001)	12,693,895
Equity securities	23,000	-	-	23,000
Other securities	1,305,328	-	-	1,305,328
	$ 141,862,211	$ 30,171	$ (2,539,053)	$139,353,329

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

The amortized cost and fair value of securities available for sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Within one year	$ 1,994,691	$ 1,992,866
One to five years	10,122,369	10,055,193
Five to ten years	50,257,185	49,397,992
After ten years	12,197,288	12,191,640
	74,571,533	73,637,691
Mortgage-backed securities and equity securities	29,223,713	28,824,384
Totals	$ 103,795,246	$ 102,462,075

The carrying value of securities pledged as collateral, to secure public deposits was $61,186,085 at December 31, 2006, and $80,968,923 at December 31, 2005. The securities delivered for repurchase agreements were $27,437,603 at December 31, 2006, and $0 for 2005.

Gross gains of $7,928, $34,050, and $251,846 and gross losses of $502,813, $8,750, and $10,838 resulting from sales of available-for-sale securities were realized for 2006, 2005 and 2004, respectively. The tax expense for net security gains (losses) for 2006, 2005, and 2004 was $(168,000), $9,000, and $82,000, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2006, was $92,111,343, which is approximately 90% of the Company's available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

In 2002 the Company took an after-tax loss of $1.1 million on an investment in WorldCom bonds. In 2006 $889,454 of this loss was recovered, which resulted in a $587,000 after-tax gain.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Securities with unrealized losses at December 31, 2006, are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
U.S. Treasury and government agencies	$6,482,190	$(16,767)	$51,240,439	$(881,824)	$57,722,629	$(898,591)
Mortgage-backed securities	5,689,252	(56,739)	18,064,045	(390,612)	23,753,297	(447,351)
State and political subdivisions	6,975,811	(27,974)	3,659,606	(54,706)	10,635,417	(82,680)
	$19,147,253	$ (101,480)	$72,964,090	$ (1,327,142)	$92,111,343	$ (1,428,622)

Securities with unrealized losses at December 31, 2005, are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
U.S. Treasury and government agencies	$24,755,316	$ (313,414)	$46,397,390	$(1,049,665)	$ 71,152,706	$(1,363,079)
Mortgage-backed securities	10,869,812	(197,459)	23,102,173	(723,514)	33,971,985	(920,973)
State and political subdivisions	10,124,496	(215,897)	1,771,884	(39,104)	11,896,380	(255,001)
	$45,749,624	$ (726,770)	$71,271,447	$(1,812,283)	$117,021,071	$(2,539,053)

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31 include:

	2006	2005
Commercial	$ 71,640,907	$ 79,359,126
Commercial real estate	109,503,312	68,071,738
Agricultural	44,682,699	40,236,664
Residential real estate	94,389,118	89,086,024
Consumer	49,314,080	48,876,788
Leasing	856,808	1,661,126
Total loans	370,386,924	327,291,466
Less		
Net deferred loan fees, premiums and discounts	(285,115)	(243,237)
Loans, net of unearned income	$ 370,101,809	$ 327,048,229
Allowance for loan losses	$ (3,717,377)	$ (4,699,827)

Activity in the allowance for loan losses was as follows:

	2006	2005	2004
Balance, beginning of year	$ 4,699,827	$ 4,899,063	$ 10,181,135
Balance, Exchange Bank	-	910,004	-
Provision (credit) charged (credited) to expense	177,838	583,402	(399,483)
Recoveries	656,963	1,716,815	2,106,470
Losses charged off	(1,817,251)	(3,409,457)	(6,989,059)
Balance, end of year	$ 3,717,377	$ 4,699,827	$ 4,899,063

Individual loans determined to be impaired were as follows:

	2006	2005	2004
Year-end impaired loans with no allowance for loan losses allocated	$ 607,469	$ 1,676,128	$ 975,000
Year-end loans with allowance for loan losses allocated	$ 1,514,169	$ 4,460,129	$ 10,411,000
Total impaired loans	$ 2,121,638	$ 6,136,257	$ 11,386,000
Amount of allowance allocated	$ 224,630	$ 1,992,807	$ 1,265,000
Average of impaired loans during the year	$ 4,177,213	$ 10,036,150	$ 14,313,000
Interest income recognized during impairment	$ 46,917	$ 223,782	$ 433,242
Cash-basis interest income recognized	$ 50,779	$ 232,008	$ 455,872

At December 31, 2006, 2005, and 2004 accruing loans delinquent 90 days or more totaled $0, $5,200, and $11,000 respectively. Non-accruing loans at December 31, 2006, 2005, and 2004 were $3,828,000, $6,270,000, and $13,384,000 respectively.

Note 5: Premises and Equipment

Major classifications of premises and equipment stated at cost, were as follows at December 31:

	2006	2005
Land	$ 1,544,883	$ 1,558,946
Buildings and improvements	9,925,293	11,145,608
Equipment	11,259,960	11,300,093
Construction in progress	2,567,079	67,775
	25,297,215	24,072,422
Less accumulated depreciation	(9,847,441)	(10,725,790)
Net premises and equipment	$ 15,449,774	$ 13,346,632

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 6: Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2006, 2005 and 2004 were:

	2006	2005	2004
Balance as of January 1	$ 8,917,373	$ 2,144,304	$ 2,144,304
Goodwill acquired during the year – Data Processing	4,795,149	-	-
Adjustment on final allocation of purchase price – Banking	(38,464)	6,773,069	-
Balance as of December 31	$ 13,674,058	$ 8,917,373	$ 2,144,304

Note 7: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2006 and 2005, were:

	2006		2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit intangible	$ 4,039,615	$ (888,544)	$ 4,039,615	$ (432,679)
Customer relationship intangible	200,627	(76,405)	200,627	(65,230)
Banking intangibles	4,240,242	(964,949)	4,240,242	(497,909)
Customer relationship intangible	2,389,000	(53,089)	-	-
Trademark intangible	180,000	(6,000)	-	-
Non-compete intangible	83,000	(9,222)	-	-
Data Processing intangibles	2,652,000	(68,311)	-	-
Purchased software - Banking	217,940	(166,435)	251,357	(166,972)
Purchased software – Data Processing	9,073,965	(4,679,663)	8,123,024	(4,342,184)
Purchased software - Other	379,422	(206,538)	156,921	(105,233)
Purchased software	9,671,327	(5,052,636)	8,531,302	(4,614,389)
Total	$ 16,563,569	$ (6,085,896)	$ 12,771,544	$ (5,112,298)

Amortization expense for core deposits and other for the years ended December 31, 2006, 2005 and 2004, was $535,351, $131,825 and $102,009, respectively. Amortization expense for purchased software for the years ended December 31, 2006, 2005 and 2004 was $1,329,580, $1,234,279 and $1,036,796, respectively Estimated amortization expense for each of the following five years is:

	2007	2008	2009	2010	2011
Core deposit intangible	$ 397,436	$ 397,436	$ 397,436	$ 397,436	$ 397,436
Customer relationship intangible	59,370	49,930	42,337	36,884	31,063
Banking intangibles	456,806	447,366	439,773	434,320	428,499
Customer Relationship intangible	159,264	159,264	159,264	159,264	159,264
Trademark intangible	18,000	18,000	18,000	18,000	18,000
Non-compete intangible	27,667	27,667	18,445	-	-
Data Processing intangibles	204,931	204,931	195,709	177,264	177,264
Purchased software – Banking	22,221	17,071	12,211	-	-
Purchased Software – Data Processing	1,159,692	969,541	853,261	767,126	231,177
Purchased Software – Other	86,014	48,787	17,468	16,294	4,366
Purchased Software	1,267,927	1,035,399	882,940	783,420	235,543
Total	$ 1,929,664	$ 1,687,696	$ 1,518,422	$ 1,395,004	$ 841,306

Note 8: Interest-Bearing Time Deposits

Interest-bearing time deposits in denominations of $100,000 or more were $74,530,000 on December 31, 2006, and $59,267,000 on December 31, 2005. Certificates of deposit obtained from brokers totaled approximately $14,992,000 and $3,933,000 at December 31, 2006 and 2005, respectively.

At December 31, 2006, the scheduled maturities of time deposits were as follows:

2007	$ 185,915,277
2008	42,331,462
2009	5,215,520
2010	1,656,967
2011	1,878,835
Thereafter	724,497
Total	$ 237,722,558

Of the $15.0 million in brokered deposits held at December 31, 2006, $12.3 million mature within the next year.

Note 9: Short-Term Borrowings

	2006	2005
Federal funds purchased	$ -	$ 4,600,000
Securities sold under repurchase agreements - retail	7,270,900	7,270,900
Securities sold under repurchase agreements - broker	25,000,000	-
Total short-term borrowings	$ 32,270,900	$ 10,680,420

At December 31, 2006, the Company had $21.8 million in federal funds lines, of which none were drawn upon. At December 31, 2005, the Company had $20.9 million in federal funds lines, of which $4.6 million was drawn on.

The Company has retail repurchase agreements to facilitate cash management transactions with commercial customers. These obligations are secured by agency securities and such collateral is held by the Federal Home Loan Bank. At December 31, 2006, retail repurchase agreements totaled

$7,270,900. The maximum amount of outstanding agreements at any month end during 2006 and 2005 totaled $7,400,000 and $6,600,000, respectively, and the monthly average of such agreements totaled $6,471,000 and $5,182,000, respectively. The agreements at December 31, 2006 and 2005 mature within one month.

The Company also has repurchase agreements with brokerage firms who are in possession of the underlying securities. The securities are returned to the Company on the repurchase date. The maximum amount of outstanding agreements at any month end during 2006 totaled $25,000,000, and the monthly average of such agreements totaled $14,064,000. These repurchase agreements mature between 2010 and 2015 and at December 31, 2006, totaled $25,000,000 with a weighted average interest rate at year-end of 4.71%.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 10: Notes Payable

Notes payable at December 31, include:

	2006	2005
Revolving Demand Note payable in the amount of $500,000, secured by all business assets of DCM, Inc. and RDSI monthly payments of interest at prime plus .5%	$ 200,000	$ -
Note payable in the amount of $2,500,000, secured by all inventory, equipment and receivables of DCM and RDSI monthly payments of $41,042 together with interest at a variable rate equal to the 5 Year Treasury Index plus 2.85%, maturing August 23, 2011	2,389,207	-
Revolving Demand Note payable in the amount of $250,000, unsecured and assumed from Exchange Bancshares, monthly payments of interest at prime, maturing April 30, 2006 (paid off in January 2006)	-	240,000
Note payable in the amount of $319,863, secured by equipment of RDSI, monthly payments of $6,272 together with interest at a fixed rate of 6.5%, maturing September 14, 2009 (paid off in February 2006)	-	48,837
Note payable in the amount of $1,708,711, of which 47.328% was sold to a third party bank, secured by equipment and disk systems of RDSI, monthly payments of $33,504 together with interest at a fixed rate of 6.5%, maturing September 14, 2009 (paid off in February 2006)	-	629,856
Note payable in the amount of $28,626, secured by a vehicle owned by State Bank, monthly payments of $795, together with interest at a fixed rate of 1.90%, maturing January 5, 2008 (paid off in March 2006)	-	19,879
	$ 2,589,207	$ 938,572

Aggregate annual maturities of notes payable at December 31, 2006, are:

		Debt
2007	$	503,762
2008		340,288
2009		368,475
2010		398,494
2011		978,188
Total	$	2,589,207

Note 11: Federal Home Loan Bank Advances

The Federal Home Loan Bank advances were secured by mortgage loans totaling $75,650,875 at December 31, 2006. Advances, at interest rates from 4.78 to 6.25 percent, are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2006, are:

	Debt
2007	$ 5,500,000
2008	2,000,000
2009	2,000,000
2010	4,000,000
2011	7,500,000
Thereafter	-
Total	$ 21,000,000

Note 12: Trust Preferred Securities

On September 15, 2005, RST II, a wholly owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST II are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST II under the Capital Securities. Distributions on the Capital Securities are payable quarterly at an interest rate that changes quarterly and is based on the 3-month LIBOR and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2006 and 2005, the outstanding principal balance of the Capital Securities was $10,000,000.

On September 7, 2000, RST I, a wholly owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST I are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST I under the Capital Securities. Distributions on the Capital Securities are payable semi-annually at the annual rate of 10.6% and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2006 and 2005, the outstanding principal balance of the Capital Securities was $10,000,000.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Company having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of September 7, 2030, at the option of the Company; on or after September 7, 2020 at par; or on or after September 7, 2010 at a premium; or upon occurrence of specific events defined within the trust indenture.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 13: Income Taxes

The provision for income taxes includes these components:

	For The Year Ended December 31,		
	2006	2005	2004
Taxes currently payable (refundable)	$ 1,408,421	$ (302,984)	$ (2,235,862)
Deferred income taxes	(460,305)	384,337	3,344,719
Income tax expense	$ 948,116	$ 81,353	$ 1,108,857

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	For The Year Ended December 31,		
	2006	2005	2004
Computed at the statutory rate (34%)	$ 1,260,842	$ 256,511	$ 1,306,670
Increase (decrease) resulting from			
Tax exempt interest	(184,640)	(103,015)	(72,091)
Other	(128,086)	(72,143)	(125,722)
Actual tax expense	$ 948,116	$ 81,353	$ 1,108,857

The tax effects of temporary differences related to deferred taxes shown on the balance sheets are:

	At December 31, 2006	At December 31, 2005
Deferred tax assets		
Allowance for loan losses	$ 1,121,589	$ 1,438,141
Accrued compensation and benefits	279,153	363,428
Net deferred loan fees	100,932	91,756
Unrealized losses on available-for-sale securities	452,812	852,695
Purchase accounting adjustments	188,644	212,434
NOL carry over	751,000	531,704
Other	3,166	67,647
	2,897,296	3,557,805
Deferred tax liabilities		
Depreciation	(974,157)	(1,677,950)
Mortgage servicing rights	(71,078)	(51,222)
Mark to market adjustment	(452,812)	(852,695)
Purchase accounting adjustments	(2,350,013)	(1,553,898)
Prepaids	(185,760)	(147,841)
FHLB stock dividends	(422,314)	(362,576)
Other	(51,624)	(51,624)
	(4,507,758)	(4,697,806)
Net deferred tax liability	$ (1,610,462)	$ (1,140,001)

The NOL carry over begins to expire in 2024.

Note 14: Other Comprehensive Loss

Other comprehensive loss components and related taxes are as follows:

	2006	2005	2004
Unrealized gains (losses) on securities available for sale	$ 680,825	$ (1,266,627)	$ (1,280,615)
Reclassification for realized amount included in income	494,885	(25,300)	(241,008)
Other comprehensive income (loss), before tax effect	1,175,710	(1,291,927)	(1,521,623)
Tax expense (benefit)	399,741	(439,254)	(517,352)
Other comprehensive income (loss)	$ 775,969	$ (852,673)	$ (1,004,271)

Note 15: Regulatory Matters

The Company, State Bank and Exchange Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, State Bank and Exchange Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company, State Bank and Exchange Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Company, State Bank and Exchange Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification to the regulators categorized the State Bank and Exchange Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, State Bank and Exchange Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed State Bank's or Exchange Bank's status as well-capitalized.

The Company, State Bank and Exchange Bank's actual capital amounts (in millions) and ratios are also presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 62.0	16.0%	$ 30.9	8.0%	$ -	N/A
State Bank	38.9	12.2	25.4	8.0	31.8	10.0%
Exchange Bank	7.8	13.2	4.8	8.0	6.0	10.0
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	57.6	14.9	15.5	4.0	-	N/A
State Bank	35.9	11.3	12.7	4.0	19.1	6.0
Exchange Bank	7.1	11.9	2.4	4.0	3.6	6.0
Tier I Capital (to Average Assets)						
Consolidated	57.6	10.5	22.0	4.0	-	N/A
State Bank	35.9	7.9	18.2	4.0	22.8	5.0
Exchange Bank	7.1	8.7	3.3	4.0	4.1	5.0
As of December 31, 2005						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 67.8	19.3%	$ 28.1	8.0%	$ -	N/A
State Bank	36.6	13.0	22.6	8.0	28.2	10.0%
Exchange Bank	7.5	13.8	4.4	8.0	5.5	10.0
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	62.1	17.7	14.0	4.0	-	N/A
State Bank	33.5	11.9	11.3	4.0	16.9	6.0
Exchange Bank	6.9	12.6	2.2	4.0	3.3	6.0
Tier I Capital (to Average Assets)						
Consolidated	62.1	14.4	17.2	4.0	-	N/A
State Bank	33.5	8.0	16.7	4.0	20.8	5.0
Exchange Bank	6.9	8.5	3.2	4.0	4.1	5.0

Dividends paid by Rurban are mainly provided for by dividends from its subsidiaries. However, certain restrictions exist regarding the ability of State Bank and Exchange Bank to transfer funds to Rurban in the form of cash dividends, loans or advances. Regulatory approval is required in order to pay dividends in excess of State Bank's and Exchange Bank's earnings retained for the current year plus retained net profits since January 1, 2004. As of December 31, 2006, approximately $4.2 million was available for distribution to Rurban as dividends without prior regulatory approval.

Note 16: Related Party Transactions

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, follows for the years ended December 31, 2006 and 2005:

	2006	2005
Balance, January 1	$ 2,394,000	$ 3,959,000
New Loans	5,936,000	5,915,000
Repayments	(4,997,000)	(5,206,000)
Other changes	121,000	(2,274,000)
Balance, December 31	$ 3,454,000	$ 2,394,000

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held at December 31, 2006 and 2005 totaled $1,840,000 and $1,076,000, respectively.

Note 17: Employee Benefits

The Company has retirement savings 401(k) plans covering substantially all employees. Employees contributing up to 6% of their compensation receive a Company match of 50% of the employee's contribution. Employee contributions are vested immediately and the Company's matching contributions are fully vested after three years of employment. Employer contributions charged to expense for 2006, 2005 and 2004 were $307,000, $257,600, and $238,000 respectively.

Also, the Company has deferred compensation agreements with certain active and retired officers. The agreements provide monthly payments for up to 15 years that equal 15% to 25% of average compensation prior to retirement or death. The charge to expense for the current agreements was $199,000, $240,000, and $319,000 for 2006, 2005 and 2004, respectively. In 2006 and 2005, previously accrued benefits under the agreements in the amount of $166,000 and $346,000, respectively, were reversed and credited to expense as a result of termination or resignation of certain officers. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6% discount factor.

Life insurance plans are provided for certain executive officers on a split-dollar basis. The Company is the owner of the split-dollar policies. The officers are entitled to a sum equal to two times either the employee's annual salary at death, if actively employed, or final annual salary, if retired, less $50,000, not to exceed the employee's portion of the death benefit. The Company is entitled to the portion of the death proceeds which equates to the cash surrender value less any loans on the policy and unpaid interest or cash withdrawals previously incurred by the Company. The employees have the right to designate a beneficiary(s) to receive their share of the proceeds payable upon death. The cash surrender value of these life insurance policies and life insurance policies related to the Company's supplemental retirement plan totaled approximately $1,955,902 at December 31, 2006, and $1,919,253 at December 31, 2005.

Additional life insurance is provided to certain officers through a bank-owned life insurance policy ("BOLI"). By way of a separate split-dollar agreement, the policy interests are divided between the bank and the insured's beneficiary. The bank owns the policy cash value and a portion of the policy net death benefit, over and above the cash value assigned to the insured's beneficiary. The cash surrender value of these life insurance policies totaled approximately $8,815,940 at December 31, 2006, and $8,524,234 at December 31, 2005.

The Company has a noncontributory employee stock ownership plan ("ESOP") covering substantially all employees of the Company and its subsidiaries. Voluntary contributions are made by the Company to the plan. Each eligible employee is vested based upon years of service, including prior years of service. The Company's contributions to the account of each employee become fully vested after three years of service.

Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP. Allocated shares in the ESOP for each of the three years ended December 31, 2006, 2005 and 2004, were $497,955, $556,607, and $580,740, respectively.

Dividends on allocated shares are recorded as dividends and charged to retained earnings. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP.

ESOP expense for the years ended December 31, 2006, 2005 and 2004 was $531,000, $445,000, and $430,000, respectively.

Note 18: Stock Option Plan

On December 31, 2006, the Company has a single share-based compensation plan, which is described below. The compensation cost that has been charged against income for that plan was $24,055, $0, and $0 for 2006, 2005, and 2004, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $8,179, $0, and $0 for 2006, 2005 and 2004, respectively.

The Company's Stock Option Plan (the Plan), which is shareholder approved, permits the grant of share options to its employees for up to 441,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on 5 years of continuous service and have 10-year contractual terms.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2006	2005	2004
Expected volatility	18.5%	23.7-27.7%	24.5%
Weighted-average volatility	18.5%	26.7%	24.5%
Expected dividends	1.7%	0-1.5%	0.0%
Expected term *(in years)*	10	10	10
Risk-free rate	2.3%	4.5-4.5%	1.2%

Rurban Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

A summary of option activity under the Plan as of December 31, 2006 and changes during the year then ended, is presented below:

	2006			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate *Intrinsic Value*
Outstanding, beginning of year	357,886	$ 13.44		
Granted	5,000	10.91		
Exercised	-	-		
Forfeited or expired	37,613	13.37		
Outstanding, end of year	325,274	$ 13.41	4.99	$ - -
Exercisable, end of year	304,274	$ 13.50	4.71	$ - -

The weighted-average grant-date fair value of options granted during the years 2006, 2005 and 2004 was $2.34, $4.32 and $4.79, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004, was $0, $2,017 and $4,125, respectively.

As of December 31, 2006, there was $60,501 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of 2.31 years

Note 19: Earnings Per Share

Earnings per share (EPS) is computed as follows:

	Year Ended December 31, 2006		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$2,760,242	5,027,433	$0.55
Effect of dilutive securities			
Stock options	-	1,442	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$2,760,242	5,028,875	$0.55

Options to purchase 285,838 common shares at $11.72 to $16.78 per share were outstanding at December 31, 2006, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2005		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$673,091	4,571,348	$0.15
Effect of dilutive securities			
Stock options	-	13,058	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$673,091	4,584,406	$0.15

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Options to purchase 215,066 common shares at $13.30 to $16.78 per share were outstanding at December 31, 2005, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2004		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$2,734,292	4,559,459	$0.60
Effect of dilutive securities			
Stock options	-	12,680	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$2,734,292	4,572,139	$0.60

Options to purchase 197,558 common shares at $13.85 to $16.78 per share were outstanding at December 31, 2004, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Note 20: Leases

The Company's subsidiaries, RDSI and DCM, have several noncancellable operating leases for business use, that expire over the next ten years. These leases generally contain renewal options for periods of five years and require the lessee to pay all executory costs such as taxes, maintenance and insurance. Aggregate rental expense for these leases was $307,393, $249,504 and $126,600 for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments under operating leases are:

2007	$	378,894
2008		350,951
2009		322,347
2010		261,600
2011		253,300
Thereafter		459,000
Total minimum lease payments	$	2,026,092

Note 21: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 22,481,791	$ 22,482,000	$ 12,650,839	$ 12,651,000
Interest-bearing deposits	150,000	150,000	150,000	150,000
Available-for-sale securities	102,462,075	102,462,000	139,353,329	139,353,000
Loans including loans held for sale, net	366,774,532	364,490,109	322,572,403	320,313,000
Stock in FRB and FHLB	3,993,450	3,993,000	3,607,500	3,608,000
Accrued interest receivable	3,129,774	3,130,000	3,010,355	3,010,000
Financial liabilities				
Deposits	$414,555,445	$413,990,242	$384,837,912	$383,785,000
Securities sold under agreements to repurchase	32,270,900	31,674,000	6,080,420	6,080,000
Federal funds purchased	-	-	4,600,000	4,600,000
Note payable	2,589,207	2,589,000	938,572	939,000
FHLB advances	21,000,000	20,982,000	45,500,000	46,046,000
Trust preferred securities	20,620,000	21,257,000	20,620,000	20,537,000
Accrued interest payable	2,224,413	2,224,000	1,373,044	1,373,000

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2006 and 2005. The estimated fair value for cash and cash equivalents, interest-bearing deposits, FRB and FHLB stock, accrued interest receivable, demand deposits, savings accounts, interest checking accounts, certain money market deposits, short-term borrowings and interest payable is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate State Bank and Exchange Bank would charge for similar loans at December 31, 2006 and 2005 applied for the time period until the loans are assumed to reprice or be paid.

The estimated fair value for fixed-maturity time deposits as well as borrowings is based on estimates of the rate State Bank and Exchange Bank pay on such liabilities at December 31, 2006 and 2005, applied for the time period until maturity. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The estimated fair value for other financial instruments and off-balance sheet loan commitments approximate cost at December 31, 2006 and 2005 and are not considered significant to this presentation.

Note 22: Commitments and Credit Risk

State Bank and Exchange grant commercial, agribusiness, consumer and residential loans to customers throughout the state. Although State Bank and Exchange have a diversified loan portfolio, agricultural loans comprised approximately 12% and 13% of the portfolio as of December 31, 2006 and 2005, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Letters of credit are conditional commitments issued by State Bank and Exchange to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

	2006	2005
Loan commitments and unused lines of credit	$ 71,545,000	$ 69,584,000
Standby letters of credit	582,000	657,000
Total	$ 72,127,000	$ 70,241,000

And from time to time certain due from bank accounts are in excess of federally insured limits.

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's consolidated financial condition or results of operations.

Salary continuation agreements with certain executive officers contain provisions regarding certain events leading to separation from the Company, before the executive officer's normal retirement date, which could result in cash payments in excess of amounts accrued.

Note 23: Future Change in Accounting Principle

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, *Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140* (FAS 140 and FAS 156). FAS 140 establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends FAS 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. The Company is currently measuring the effects of SFAS No. 156 and looks to adopt it in the first quarter of 2007. At this time, the Company believes that the adoption of SFAS No. 156 will have an immaterial impact on the financial position and results of operations of the Company.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of FAS 157, guidance for applying fair value was incorporated in several accounting pronouncements. FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS 157, fair value measurements are disclosed by level within that hierarchy. While FAS 157 does not add any new fair value measurements, it does change current practice. Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not determined the impact of adopting FAS 157 on its financial statements.

In September 2006, the EITF reached a consensus on Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement of Split-Dollar Life Insurance Arrangements. The consensus requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. If the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in Statement 106 or Opinion 12, as appropriate. This approach requires the policyholder to gain a clear understanding of the benefit being provided by the policyholder to its employee given that it is this benefit that is being recognized as a liability. If this consensus is ratified by the FASB, it will be applicable in fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting Issue No. 06-4 and the impact it will have on the Company's financial statements.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 24: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2006	2005
Assets		
Cash and cash equivalents	$ 7,102,859	$ 15,590,954
Investment in common stock of banking subsidiaries	56,448,620	58,870,748
Investment in nonbanking subsidiaries	13,846,560	6,277,462
Other assets	2,103,164	2,529,825
Total assets	$ 79,501,203	$ 83,268,989
Liabilities		
Trust preferred securities	$ 20,000,000	$ 20,000,000
Notes payable	0	240,000
Borrowings from nonbanking subsidiaries	620,000	620,000
Other liabilities	1,926,050	7,958,341
Total liabilities	22,546,050	28,818,341
Stockholders' Equity	56,955,153	54,450,648
Total liabilities and stockholders' equity	$ 79,501,203	$ 83,268,989

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Condensed Statements of Income

	2006	2005	2004
Income			
Interest Income	$ 3,099	$ 2,126	$ 1,875
Dividends from subsidiaries			
Banking Subsidiaries	6,400,000	7,153,134	2,185,720
Nonbanking subsidiaries	-	1,513,000	995,043
Total	6,400,000	8,666,134	3,180,763
Other income	1,491,158	1,091,721	1,128,316
Total income	7,894,257	9,759,981	4,310,954
Expenses			
Interest expense	1,787,023	1,364,168	1,155,729
Other expense	2,683,109	2,514,712	2,206,457
Total expenses	4,470,132	3,878,880	3,362,186
Income before income tax and equity in undistributed income of subsidiaries	3,424,125	5,881,101	948,768
Income tax	(1,011,797)	(946,911)	(757,526)
Income before equity in undistributed income of subsidiaries	4,435,922	6,828,012	1,706,294
Equity in undistributed (excess distributed) income of subsidiaries			
Banking subsidiaries	(3,797,432)	(6,383,468)	131,679
Nonbanking subsidiaries	2,121,752	228,547	896,319
Total	(1,675,680)	(6,154,921)	1,027,998
Net income	$ 2,760,242	$ 673,091	$ 2,734,292

Rurban Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Condensed Statements of Cash Flows

	2006	2005	2004
Operating Activities			
Net income	$ 2,760,242	$ 673,091	$ 2,734,292
Items not requiring (providing) cash			
Equity in (undistributed) excess distributed net income of subsidiaries	2,204,917	6,192,398	(1,027,998)
Other assets	(49,256)	(15,230)	(1,059,391)
Other liabilities	(6,032,292)	629,444	(1,049,450)
Net cash provided by (used in) operating activities	(1,116,389)	7,479,703	(402,547)
Investing Activities			
Investment in RST II	-	(310,000)	-
Investment in RDSI	(5,500,000)	-	
Investment in ROC	(600,000)	-	-
Repayment of policy loan	-	(1,014,523)	-
Proceeds from liabilities assumed in business acquisition	-	3,029	-
Net cash (used in) investing activities	(6,100,000)	(1,321,494)	-
Financing Activities			
Cash dividends paid	(1,055,761)	(914,010)	-
Payment of registration costs and other acquisition costs	-	(326,615)	-
Repayment of note payable	(240,000)	-	-
Proceeds from subordinated debenture	-	10,310,000	-
Shares issued under Stock Option Plan	24,055	-	-
Proceeds from exercise of stock options		36,595	29,525
Net cash provided by (used in) financing activities	(1,271,706)	9,105,970	29,525
Net Change in Cash and Cash Equivalents	(8,488,095)	15,264,179	(373,022)
Cash and Cash Equivalents at Beginning of Year	15,590,954	326,775	699,797
Cash and Cash Equivalents at End of Year	$ 7,102,859	$ 15,590,954	$ 326,775
Supplemental cash flow information			
Common stock and payable issued for net assets in acquisition	$ -	$ 11,826,130	$ -

Rurban Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 25: Segment Information

The reportable segments are determined by the products and services offered, primarily distinguished between banking and data processing operations. Loans, investments, deposits and financial services provide the revenues in the banking segment and include the accounts of State Bank, Exchange Bank, and RFCBC. Service fees provide the revenues in the data processing operation and include the accounts of RDSI and DCM. Other segments include the accounts of the Company, Rurban Financial Corp., which provides management services to its subsidiaries and RFS, which provides trust and financial services to customers nationwide.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income, other revenue, operating expense and net income. Goodwill is allocated. Income taxes and indirect expenses are allocated on revenue. Transactions among segments are made at fair value. The Company allocates certain expenses to other segments. Information reported internally for performance assessment follows.

2006	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 17,021,780	$ (264,336)	$(1,723,002)	$ 15,034,442	$ —	$ 15,034,442
Other revenue-external customers	4,875,166	15,011,143	3,869,012	23,755,321	—	23,755,321
Other revenue-other segments	—	1,551,655	4,180,992	5,732,647	(5,732,647)	—
Net interest income and other revenue	21,896,946	16,298,462	6,327,002	44,522,410	(5,732,647)	38,789,763
Noninterest expense	19,312,823	13,142,661	8,180,730	40,636,214	(5,732,647)	34,903,567
Significant noncash items:						
Depreciation and amortization	794,929	2,505,065	244,971	3,544,965	—	3,544,965
Provision for loan losses	177,838	—	—	177,838	—	177,838
Income tax expense	518,646	1,072,973	(643,503)	948,116	—	948,116
Segment profit	$ 1,887,639	$ 2,082,828	$(1,210,225)	$ 2,760,242	—	$ 2,760,242
Balance sheet information:						
Total assets	$537,216,244	$20,306,144	$12,535,236	$570,057,623	$(14,050,371)	$556,007,253
Goodwill and intangibles	12,154,202	7,378,838	—	19,533,040	—	19,533,040
Premises and equipment expenditures	$ 2,994,741	$ 5,820,264	$ 227,259	$ 9,042,264	—	$ 9,042,264

Rurban Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

2005	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 13,607,036	$ (234,741)	$(1,318,711)	$ 12,053,584	$ —	$ 12,053,584
Other revenue-external customers	2,422,644	12,708,407	3,207,051	18,338,102	—	18,338,102
Other revenue-other segments	759,649	1,354,001	979,638	3,093,288	(3,093,288)	—
Net interest income and other revenue	16,789,329	13,827,667	2,867,978	33,484,974	(3,093,288)	30,391,686
Noninterest expense	16,319,085	11,164,340	4,663,703	32,147,128	(3,093,288)	29,053,840
Significant noncash items:						
Depreciation and amortization	668,288	2,287,592	124,784	3,080,664	—	3,080,664
Provision for loan losses	583,402	—	—	583,402	—	583,402
Income tax expense	(245,779)	945,869	(618,737)	81,353	—	81,353
Segment profit	$ 132,621	$ 1,717,458	$(1,176,988)	$ 673,091	—	$ 673,091
Balance sheet information:						
Total assets	$520,581,903	$ 10,204,699	$20,931,806	$551,718,408	$(21,176,132)	$530,542,276
Goodwill and intangibles	12,659,706	—	—	12,659,706	—	12,659,706
Premises and equipment expenditures	$ 662,245	$ 2,252,592	$ 183,697	$ 3,098,534	—	$ 3,098,534

2004	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 13,447,380	$ (217,829)	$(1,140,245)	$ 12,089,306	$ (11,940)	$ 12,077,366
Other revenue-external customers	3,169,122	11,163,990	3,031,324	17,364,436	11,940	17,376,376
Other revenue-other segments	904,220	1,314,942	1,091,753	3,310,915	(3,310,915)	—
Net interest income and other revenue	17,520,722	12,261,103	2,982,832	32,764,657	(3,310,915)	29,453,742
Noninterest expense	15,258,307	9,650,869	4,411,815	29,320,991	(3,310,915)	26,010,076
Significant noncash items:						
Depreciation and amortization	534,415	1,857,524	100,722	2,492,661	—	2,492,661
Provision for loan losses	(399,483)	—	—	(399,483)	—	(399,483)
Income tax expense	919,192	688,498	(498,833)	1,108,857	—	1,108,857
Segment profit	$ 1,742,706	$ 1,921,736	$ (930,150)	$ 2,734,292	—	$ 2,734,292
Balance sheet information:						
Total assets	$407,831,742	$ 10,974,521	$ 4,030,214	$422,836,477	$(7,487,731)	$415,348,746
Goodwill and intangibles	2,687,282	—	—	2,687,282	—	2,687,282
Premises and equipment expenditures	$ 415,402	$ 3,098,388	$ 138,288	$ 3,652,078	—	$ 3,652,078

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

NOTE 26: Quarterly Financial Information (Unaudited)

The following tables summarize selected quarterly results of operations for 2006 and 2005.

December 31, 2006	March	June	September	December
Interest income	$ 7,047,089	$ 7,542,688	$ 8,157,473	$ 8,223,168
Interest expense	3,183,033	3,712,225	4,401,939	4,638,779
Net interest income	3,864,056	3,830,463	3,755,534	3,584,389
Provision for loan losses	246,000	56,321	35,000	(159,483)
Noninterest income	5,008,299	5,268,252	5,902,756	7,576,014
Noninterest expense	7,950,031	8,079,875	8,514,656	10,359,005
Income tax expense	153,779	248,996	294,893	250,448
Net income	522,545	713,523	813,741	710,433
Earnings per share				
Basis	0.10	0.14	0.16	0.14
Diluted	0.10	0.14	0.16	0.14
Dividends per share	0.05	0.05	0.05	0.06

December 31, 2005	March	June	September	December
Interest income	$ 5,044,213	$ 5,133,104	$ 5,429,354	$ 5,815,317
Interest expense	2,047,303	2,205,784	2,446,879	2,668,437
Net interest income	2,996,910	2,927,320	2,982,475	3,146,880
Provision for loan losses	-	352,000	(382,000)	613,402
Noninterest income	4,627,031	4,639,945	4,594,610	4,476,517
Noninterest expense	6,736,406	7,466,199	7,219,077	7,632,157
Income tax expense	249,070	(137,232)	247,824	(278,308)
Net income	638,465	(113,702)	492,184	(343,854)
Earnings per share				
Basis	0.14	(0.02)	0.11	(0.08)
Diluted	0.14	(0.02)	0.11	(0.08)
Dividends per share	0.05	0.05	0.05	0.05

During the fourth quarter of 2006, the Company restructured its balance sheet and recorded losses of $718,000, recorded losses of $283,000 associated with the merger, recorded income of $890,000 on the recovery of bond losses and sold the credit card portfolio for a gain of $740,000. The merger charges relate to the company's plan to merge it's banking group consisting of State Bank and Trust Co., Exchange Bank, Rurban Operations Company and Reliance Financials Services into the State Bank and Trust Co. charter. The company expects the merger to be completed by the end of the first quarter of 2007 pending regulatory approval.

During the fourth quarter of 2005, RFCBC completed a loan sale of approximately $8.4 million of problem loans. This resulted in write-downs and a pre-tax loss of approximately $1.45 million (including expenses incurred with the sale). Including additional adjustments taken to reserves, the net after-tax impact was a loss of approximately $745,000 taken in the fourth quarter of 2005.

NOTE 27: BUSINESS ACQUISITIONS

Diverse Computer Marketers

On September 2, 2006, Rurbanc Data Services, Inc ("RDSI"), the bank data processing subsidiary of Rurban Financial Corp. ("Rurban"), completed its acquisition of Diverse Computer Marketers, Inc., a Michigan corporation, and a related Indiana corporation, DCM Indiana, Inc. Rurban subsequently merged DCM Indiana, Inc. into Diverse Computer Marketers, Inc. ("DCM"). DCM now operates as a separate subsidiary of RDSI. As a result of this acquisition, the Company will have an opportunity to grow its item processing business.

Under the terms of the Stock Purchase Agreement, RDSI acquired all of the outstanding stock of the DCM Companies from their shareholders for an aggregate purchase price of $5.0 million. An additional $250,000 is payable to the shareholders contingent upon the continuation of profitable growth over the first year of combined operations. The entire purchase price was paid in cash. The results of DCM's operations have been included in Rurban's consolidated statement of income from the date of acquisition.

The following tables summarize the estimated fair values of the net assets acquired and the computation of the purchase price and goodwill related to the acquisitions.

Assets:	
Cash	$ 118,137
Accounts receivable	419,151
Premises and equipment	207,644
Goodwill	4,795,144
Other intangibles	2,652,000
Other assets	158,241
Total Assets	8,350,317
Liabilities:	
Accounts payable	1,188,289
Borrowings	1,284,427
Other liabilities	886,510
Total Liabilities	3,359,226
Net assets acquired	$ 4,991,091

The signficant intangible assets acquired include the customer related intangible of $2,389,000, the Trademark of $180,000 and the non-compete agreements of $83,000, which have useful lives of 120, 36 and 36 months, respectively, and will be amortized using the straight-line method. The $4.8 million of goodwill was assigned entirely to the data processing unit and is not expected to be deductible for tax purposes. This analysis is based upon an initial third party opinion and is subject to change for up to twelve months.

Under terms of the Stock Purchase Agreement, and immediately prior to the closing, the disaster recovery services portion of the DCM business was spun-off. As DCM records did not include separate financial information for the disaster recovery services, historical financial information for the purchased portion of the business is not available. Therefore, pro forma information that discloses the results of operations as though the business combination had been completed at the beginning of the period is not included.

Exchange Bank

On December 31, 2005, the Company acquired Exchange Bancshares, Inc. ("Exchange"). Exchange was merged with and into the Company, with the Company being the surviving corporation of the merger. Exchange's wholly-owned subsidiary, Exchange Bank, now operates as a separate subsidiary of the Company. As a result of this acquisition, the Company will have an opportunity to increase its loan and deposit base and reduce transaction costs. The Company also expects to reduce costs through economies of scale.

The Company paid approximately $12.0 million in cash and stock in the Exchange acquisition. The cash outlay for this acquisition was approximately $6.5 million or $22.00 per share for 50% of the outstanding shares of Exchange Bancshares as of December 31, 2005. Exchange had 586,644 shares outstanding as of December 31, 2005. The 456,116 shares of the Company stock issue for this acquisition was $5.5 million or $11.78 per share. The value of the 456,116 common shares was determined by the market price as of December 31, 2005.

The following table summarizes the estimated fair values of the assets and liabilities acquired as of December 31, 2005.

Cash and cash equivalents	$	2,292,907
Investments		16,703,037
Loans		56,147,296
Core deposits		2,578,606
Goodwill		2,825,301
Premises and equipment		4,121,433
Other assets		497,079
Total assets acquired	$	85,165,659
Deposits	$	68,132,043
Debt		3,740,000
Other liabilities		1,312,051
Total liabilities assumed		73,184,094
Net assets acquired	$	11,981,565

The only significant intangible asset acquired was the core deposit base, which has a useful life of eight and one half years and will be amortized using the straight-line method. The $2.8 million of goodwill was assigned entirely to the banking segment of the business and is not expected to be deductible for tax purposes.

The following proforma disclosures, including the effect of the purchase accounting, depict the results of operations as though the acquisition of Exchange had taken place at the beginning of each period.

	Year Ended December 31,			
($ 000's)	2005		2004	
Net interest income	$	15,424	$	15,572
Net income	$	(1,286)	$	1,933
Per share – combined:				
Basic net income	$	(0.26)	$	0.39
Diluted net income	$	(0.26)	$	0.38

Lima Branches

On June 17, 2005, the Company acquired certain assets and certain liabilities of two branches in Lima, Ohio from Liberty Savings Bank. The Company paid a net premium of approximately $4.7

million. As a result of this acquisition, the Company will have an opportunity to increase its loan and deposit base. The Company also expects to reduce costs through economies of scale.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of June 17, 2005.

Loans	$	5,887,339
Core deposits		752,574
Goodwill		3,947,768
Accrued interest receivable		28,962
Premises and equipment		1,239,000
Total assets acquired		11,855,643
Deposits		60,383,141
Accrued interest payable		62,114
Other liabilities		46,432
Total liabilities assume		60,491,687
Net liabilities assumed	$	(48,636,044)

The difference between book value of assets acquired and liabilities assumed from Liberty Savings Bank was paid to the Company in cash, which was used to fund loan growth and purchase investment securities.

The only significant intangible asset acquired was the core deposit base, which has a useful life of approximately eight years and will be amortized using the straight-line method. The $3.9 million in goodwill was assigned entirely to the banking segment of the business and is expected to be deductible for tax purposes.

The operating information from the purchased branches was not available from the sellers and therefore, the proforma information is omitted.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rurban Financial Corp. ("Rurban") is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Through its direct and indirect subsidiaries, Rurban is engaged in commercial banking, computerized data and item processing, and trust and financial services.

The following discussion is intended to provide a review of the consolidated financial condition and results of operations of Rurban and its subsidiaries (collectively, the "Company"). This discussion should be read in conjunction with the Company's consolidated financial statements and related footnotes for the year ended December 31, 2006.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2006. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The Company's financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective or complex.

Allowance for Loan Losses - The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on each impaired loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the subjective nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are also factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecise risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Goodwill and Other Intangibles - The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by SFAS 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

Impact of Accounting Changes

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, *Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140* (FAS 140 and FAS 156). FAS 140 establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends FAS 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. The Company is currently measuring the effects of SFAS No. 156 and looks to adopt it in the first quarter of 2007. At this time, the Company believes that the adoption of SFAS No. 156 will have an immaterial impact on the financial position and results of operations of the Company.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of FAS 157, guidance for applying fair value was incorporated in several accounting pronouncements. FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS 157, fair value measurements are disclosed by level within that hierarchy. While FAS 157 does not add any new fair value measurements, it does change current practice. Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not determined the impact of adopting FAS 157 on its financial statements.

In September 2006, the EITF reached a consensus on Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The consensus requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. If the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in Statement 106 or Opinion 12, as appropriate. This approach requires the policyholder to gain a clear understanding of the benefit being provided by the policyholder to its employee given that it is this benefit that is being recognized as a liability. If this consensus is ratified by the FASB, it will be applicable in fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting Issue No. 06-4 and the impact it will have on the Company's financial statements.

Acquisitions

Diverse Computer Marketers

On September 2, 2006, Rurbanc Data Services, Inc ("RDSI"), the bank data processing subsidiary of Rurban Financial Corp. ("Rurban"), completed its acquisition of Diverse Computer Marketers, Inc., a Michigan corporation, and a related Indiana corporation, DCM Indiana, Inc. Rurban subsequently merged DCM Indiana, Inc. into Diverse Computer Marketers, Inc. ("DCM"). DCM now operates as a separate subsidiary of RDSI. As a result of this acquisition, the Company will have an opportunity to grow its item processing business.

Under the terms of the Stock Purchase Agreement, RDSI acquired all of the outstanding stock of the DCM Companies from their shareholders for an aggregate purchase price of $5.0 million. An additional $250,000 is payable to the shareholders contingent upon the continuation of profitable growth over the first year of combined operations. The entire purchase price was paid in cash. The results of DCM's operations have been included in Rurban's consolidated statement of income from the date of acquisition.

The following tables summarize the estimated fair values of the net assets acquired and the computation of the purchase price and goodwill related to the acquisitions.

Assets:	
Cash	$ 118,137
Accounts receivable	419,151
Premises and equipment	207,644
Goodwill and other intangibles	7,447,144
Other assets	158,241
Total Assets	8,350,317
Liabilities:	
Accounts payable	1,188,289
Borrowings	1,284,427
Other liabilities	886,510
Total Liabilities	3,359,226
Net assets acquired	$ 4,991,091

The signficant intangible assets acquired include the customer related intangible of $2,389,000, the Trademark of $180,000 and the non-compete agreements of $83,000, which have useful lives of 120, 36 and 36 months, respectively, and will be amortized using the straight-line method. The $4.8 million of goodwill was assigned entirely to the data processing unit and is not expected to be deductible for tax purposes. This analysis is based upon an initial third party opinion and is subject to change for up to twelve months.

Under terms of the Stock Purchase Agreement, and immediately prior to the closing, the disaster recovery services portion of the DCM business was spun-off. As DCM records did not include separate financial information for the disaster recovery services, historical financial information for the purchased portion of the business is not available. Therefore, pro forma information that discloses the results of operations as though the business combination had been completed at the beginning of the period is not included.

EARNINGS SUMMARY

Net income for 2006 was $2.8 million, or $0.55 per diluted share, compared with net income of $673,000 or $0.15 per diluted share and net income of $2.7 million or $0.60 per diluted share, reported for 2005 and 2004, respectively. Cash dividends per share were $0.21 in 2006 and $0.20 in 2005. No cash dividends were paid in 2004.

2006 was a successful year for Rurban on numerous fronts, as the Company continued its path of improving profitability. Rurban achieved its fourth consecutive quarter of core earnings and revenue growth, consisting of net interest income plus non-interest income. Non-performing assets reached a five-year low of 70 basis points as a percent of total assets marking Rurban's return to banking normalcy. It also represents a new beginning for Rurban, where the Company can focus its energies on growth, efficiency and profitability. In the fourth quarter, the Company announced additional steps to complete its restructuring. The Company will move forward in 2007 to bring these initiatives to closure, streamlining Rurban into a holding company with a single-chartered community bank and a dynamic data processing company. Net income for 2005 was impacted by continued improvement in asset quality combined with continued improvement in the revenue stream of RDSI. Also negatively impacting earnings was the RFCBC loan sale and acquisition costs relating to the acquisitions that were necessary for the growth strategy to pave the way for increased earnings in 2006 and beyond. Net income for 2004 was driven by improved credit quality and a higher level of non-bank revenue.

CHANGES IN FINANCIAL CONDITION

Balance sheet growth over the past twelve months has been achieved exclusively through organic growth, since the assets of The Exchange Bank were consolidated as of December 31, 2005. Despite a fourth quarter reduction in assets of $12.5 million due to the restructuring of the bank's investment portfolio, total assets increased $25.5 million, or 4.8%, to $556.0 million. Total loan growth was $43.1 million or 13.2% in 2006, all of which was organic. Deposit growth increased 29.7 million or 7.7% in 2006.

Significant Events of 2006

In addition to the discussion which follows regarding the results of operations, which affected the income statement and balance sheet, several other significant events occurred during 2006 and 2005.

During the fourth quarter of 2006, Rurban increased its quarterly dividend by 20%, to $0.06 per share.

Fourth quarter 2006 results include actions that resulted in after-tax charges/income of $474,000 for balance sheet restructuring, merger-related expenses of $187,000, recovery of WorldCom bond losses totaling $587,000, and a gain associated with the sale of the credit card portfolio of $488,000.

Rurban received regulatory approval to open a full-service banking center in Fort Wayne, Indiana, where it previously had a loan production office. This full service branch opened on January 2, 2007.

Rurban announced the planned merger of Reliance Financial Services, N.A., Rurban's trust and investment subsidiary, and The Exchange Bank, its recently acquired community bank, into its lead bank, The State Bank and Trust Company, subject to regulatory approval. An after-tax charge of $187,000 for this merger was recorded during the fourth quarter as stated earlier.

On September 2, 2006, Rurbanc Data Services, Inc. ("RDSI"), the bank data processing subsidiary of Rurban Financial Corp. ("Rurban"), completed its acquisition of Diverse Computer Marketers, Inc.

Significant Events of 2005

On February 1, 2005, the Company received permission from the Federal Reserve Bank and the Ohio Department of Financial Institutions to pay a first quarter common stock dividend to its shareholders. The Company declared a common stock dividend of $0.05 per share to shareholders of record on February 11, 2005, payable on February 25, 2005. The Company was required to obtain regulatory approval to pay dividends in accordance with the requirements of the Written Agreement dated July 5, 2002.

On February 18, 2005, the Company received notice from the Federal Reserve Bank and the Ohio Department of Financial Institutions that approval was given effective as of February 17, 2005, for release of the Written Agreement dated July 5, 2002.

On March 17, 2005, the Company announced that is had signed an agreement to acquire two northwest Ohio bank branches located in Lima, Ohio. On April 13, 2005, the Company and Exchange jointly announced the signing of an Agreement and Plan of Merger for Rurban to acquire Exchange and its wholly-owned subsidiary, The Exchange Bank, headquartered in Luckey, Ohio.

On May 9, 2005, the Company received regulatory approval from the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions to purchase the two Lima, Ohio branch offices.

On June 17, 2005, the Company announced that the purchase of the two Lima, Ohio branches had been completed at the close of business.

On September 9, 2005, the Company announced it participated in a pooled offering of Trust Preferred Securities, in the amount of $10 million, through a business trust subsidiary, Rurban Statutory Trust II.

On December 15, 2005, the Company announced it has received regulatory approval from the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions to acquire Exchange as previously announced. The shareholders of Exchange approved the acquisition at a special shareholder meeting held on October 11, 2005.

On December 19, 2005, the Company announced it has completed the sale of approximately $8.4 million of troubled loans held in its workout loan subsidiary, RFCBC, Inc. The loans were sold at 84.6% of their book value. Additional reserves were also taken which when combined with the loan sale resulted in a pre-tax loss of $1.45 million (including expenses incurred with the sale). The sold loans were properly reserved for in the allowance for loan loss, but management decided to do a bulk sale to avoid further collection expenses.

RESULTS OF OPERATIONS

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	% Change	2005	2004	% Change
	(dollars in thousands except per share data)					
Total Assets	$556,007	$530,542	+5%	$530,542	$415,349	+28%
Total Securities	102,462	139,353	-27%	139,353	108,720	+28%
Loans Held for Sale	390	224	N/A	224	113	N/A
Loans (Net)	366,384	322,348	+14%	322,348	259,582	+24%
Allowance for Loan Losses	3,717	4,700	-21%	4,700	4,899	-4%
Total Deposits	$414,555	$384,838	+8%	$384,838	$279,624	+38%
Total Revenues (Net)	$38,790	$30,392	+28%	$30,392	$29,454	+3%
Net Interest Income	15,034	12,054	+25%	12,054	12,077	-
Loan Loss Provision (credit)	178	583	-70%	583	(399)	N/A
Noninterest Income	23,755	18,338	+13%	18,338	17,376	+6%
Non-interest Expense	34,904	29,054	+20%	29,054	26,010	+12%
Net Income	2,760	673	+310%	673	2,734	-75%
Basic Earnings per Share	$0.55	$0.15	N/A	$0.15	$0.60	N/A
Diluted Earnings per Share	$0.55	$0.15	N/A	$0.15	$0.60	N/A

Net Interest Income

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	% Change	2005	2004	% Change
	(dollars in thousands)					
Net Interest Income	$15,034	$12,054	-	$12,054	$12,077	-12%

Net interest income was $15.0 million for 2006, an increase of 24.7% above the prior year, which resulted from a 26.2% growth in average earning assets offset by a one basis point decline in the annual net interest margin to 3.13%. The growth in earning assets was attributable to the acquisition of Exchange Bank. The decrease in the net interest margin was largely due to the flat to sometimes invested yield curve, the high mix of investments to earning assets and the increase in funding cost throughout 2006.

Net interest income for 2005 remained relatively flat compared to the previous year. The net interest margin for 2005 was 3.14% compared to 3.19% for the previous year. The 5 basis point decrease in the net interest margin was largely due the flattening of the yield curve, the growth of the investment portfolio relative to the mix of earning assets, and the higher cost of funds acquired in the Lima acquisition as its thrift-like deposit base has a higher concentration in certificates of deposit.

Loan Loss Provision

The Provision for Loan Losses of $178,000 was taken in 2006 compared to $583,000 taken for 2005; the $405,000 decrease reflects the lower level of risk in the loan portfolio, in addition to the release of the $140,000 reserve associated with the credit card portfolio, which has been sold with partial recourse to the bank. The fourth quarter loan loss provision of $(159,000) represents a $772,000 decrease from the prior-year fourth quarter, and reflects the same factors as above. The fourth quarter of 2005 was impacted by a problem loan sale.

The provision for loan losses was $583,000 in 2005 compared to $(399,000) in 2004. The allowance for loan losses at December 31, 2005 was 1.44% of loans compared to 1.85% at December 31, 2004. Non-performing loans decreased to $6.3 million at December 31, 2005 versus $14.4 million at December 31, 2004. Further evidencing the loan quality improvement was the significant reduction in classified assets of the Company. Classified assets, which are defined as substandard and doubtful loans, decreased 43% from December 31, 2004 and totaled $17.1 million at December 31, 2005.

Non-interest Income

	Year Ended December 31,						Year Ended December 31,				
		2006		2005	% Change		2005		2004	% Change
	(dollars in thousands)									
Total Non-interest Income	$	23,755	$	18,338	+30%	$	18,338	$	17,376	+6%
- Data Service Fees	$	15,011	$	12,708	+18%	$	12,708	$	11,164	+14%
- Trust Fees	$	3,192	$	3,134	+2%	$	3,134	$	3,042	+3%
- Deposit Service Fees	$	2,161	$	1,860	+16%	$	1,860	$	1,985	-6%
- Gains on Sale of Loans	$	1,249	$	(437)	N/A	$	(437)	$	41	N/A
- Investment Securities Recoveries	$	889	$	-	N/A	$	-	$	-	N/A
- Gains (losses) on Sale of Securities	$	(495)	$	25	N/A	$	25	$	241	-89%
- Other	$	1,748	$	1,048	+67%	$	1,048	$	904	+16%

Total non-interest income was $23.8 million for the year ended December 31, 2006, accounting for 61.2% of total 2006 revenue compared with 60.3% for the year earlier period. Excluding the one-time impact of a $495,000 charge taken to restructure the bond portfolio, an $889,000 recovery of WorldCom bond losses and a gain associated with the sale of the credit card portfolio of $740,000, 2006 total non-interest income was $22.6 million, up $4.2 million or 23.3% above the $18.3 million reported for the prior year. Over 63% of 2006 fee income was derived from RDSI, the data processing subsidiary, with smaller growth contributions from the Banking Group and Reliance. The increase in Deposit Service fees was due to the acquisition of Exchange Bank in 2006.

Total non-interest income increased $1.0 million to $18.3 million in 2005 from $17.3 million in 2004. The increase is primarily driven by data servicing fees increasing $1.5 million as a result of RDSI contracting to perform data processing services for 10 new client banks and item processing for 9 new client banks. The increase was partially offset by a loss on sale of loans of $499,000 in the fourth quarter of 2005 at RFCBC. This was the result of the approximately $8.4 million in troubled loans that were sold at RFCBC in the fourth quarter of 2005. Trust fees at Reliance Financial Services, N.A. ("Reliance") increased $92,000 or 3% to $3.1 million in 2005 from $3.0 million in 2004. The primary reason for this increase was the development of new innovative wealth management products and new customer sales. These positives were somewhat offset by the declining equity markets in 2005.

Rurbanc Data Services, Inc. ("RDSI")

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	% Change	2005	2004	% Change
	(Dollars in thousands)					
Data Service Fees	$ 15,011	$ 12,708	+18%	$ 12,708	$ 11,164	+14%

Data service fees increased $2.3 million or 18% to $15.0 million in 2006 from $12.7 million in 2005 and $1.5 million or 14% from 2004 to 2005. Data processing fees contributed 69.9% of Rurban's recurring non-interest income for 2006. The majority of the increase was due to RDSI core growth, as well as additional fee income from DCM, which was acquired September 2, 2006. RDSI now services over 100 community banks, accounting for 62.2% of Rurban's fee growth in 2006.

Earnings for the 2006 fiscal year were $2.1 million compared to $1.7 million for 2005, up $366,000 or 21.3%. The Company added an additional item processing client bank to the newly acquired DCM Company during the 4th quarter. The Company continues to see a solid pipeline of potential customers for both the data processing and item processing business lines entering 2007.

RDSI and DCM provide data processing and item processing services for 113 community banks in Arkansas, Florida, Illinois, Indiana, Michigan, Missouri, Ohio and Wisconsin. RDSI and DCM differentiate themselves from their competition through the quality of their products and the excellence of their customer service. The applications utilized by RDSI are driven by world-class software used by over 3,600 banks nationwide. Customer service encompasses on-time delivery every morning and a discipline of responding to and resolving customer questions and issues within one hour in excess of 95% of the time. RDSI provides turnkey solutions for its clients through its partnerships with vendors experienced in a full array of banking products.

Non-interest Expense

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	% Change	2005	2004	% Change
	(dollars in thousands)					
Total Non-interest Expense	$34,904	$29,054	+20%	$29,054	$26,010	+12%
- Salaries & Employee Benefits	$16,584	$13,519	+23%	$13,519	$12,993	+4%
- Professional Fees	$ 2,396	$ 2,730	-12%	$ 2,730	$ 2,253	+21%
- All Other	$15,924	$12,805	+24%	$12,805	$10,764	+19%

Non-interest expense increased $5.8 million, or 20.0%, primarily from the additional expenses of $4.9 million and $1.2 million, respectively, contributed by Exchange Bank and DCM, both of which merged with Rurban in 2006. Excluding one-time 2006 charges including $215,000 associated with the prepayment of approximately $9.0 million of higher-cost FHLB advances and merger-related charges of approximately $283,000, including a fourth quarter charge to merge the two community banks, 2006 recurring non-interest expense was $34.4 million, up 18.4% from the $29.1 million reported for 2005.

Salaries and benefits accounted for $3.1 million, or 52.4%, of the $5.8 million year-over-year increase in non-interest expenses with the addition of 36 FTE employees, bringing the total to 317. Improvements in

State Bank's operating expenses since the acquisition of the Lima branches in the second quarter of 2005 partially offset higher spending levels in other categories.

Non-interest expense for 2005 was $29.1 million, up $3.0 million or 10% from $26.0 million in 2004. Although ongoing banking related operating expenses were well-controlled, the Company incurred higher than anticipated expenses from several expansion initiatives. These initiatives included an increase in expenses of $1.3 million at RDSI for its organic growth, cost associated with non-reoccurring 2004 tax credits, and attention to disaster recovery, facilities, and resource upgrades. In addition, there were operating expenses of $1.0 million related to the acquisition of the two Lima branches and an expense of $95,000 for the branch expansion and optimization study. Also impacting 2005 was an increase in professional fees of $478,000 from loan workout efforts and fees associated with the sale of problem loans. Together, these items added approximately $2.8 million to pre-tax expenses in 2005.

FINANCIAL CONDITION

Investments

The Company evaluates its securities portfolio for impairment throughout the year. An impairment is recorded against individual equity securities if their cost significantly exceeds their fair value for a substantial amount of time. An impairment is also recorded for investments in debt securities, unless the decrease in fair value is attributable to interest rates and management has the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Management believes that it has the ability and intent to retain the investments with a loss evidenced by the Company's liquidity position discussed later in the Liquidity section, and over the past three years, the Company has had net gains on the sale of securities and any losses were minimal.

Loans

	Period Ended							
	12/31/06	% of Total	12/31/05	% of Total	% Inc/(Dec)	12/31/04	% of Total	% Inc/(Dec)
	(dollars in thousands)							
Commercial	$71,641	19%	$ 79,359	24%	(10)%	$ 58,499	22%	36%
Commercial R.E.	109,503	30%	68,072	21%	61%	64,107	24%	6%
Agricultural	44,683	12%	40,236	12%	11%	41,240	16%	(2)%
Residential	94,389	25%	89,086	27%	6%	63,828	24%	40%
Consumer	49,314	13%	48,877	15%	1%	31,949	12%	53%
Leases	857	1%	1,661	1%	(48)%	5,127	2%	(68)%
Loans	$370,387		$327,291		13%	$264,750		24%
Loans held for sale	390		224			113		
Total	$370,777		$327,515			$264,863		

Loans increased $43 million to $370 million at December 31, 2006. This growth is all organic in nature since the Exchange Bank acquisition balances are included as of December 31, 2006.

In 2005, loans increased $63 million to $327 million at December 31, 2005, due mainly from the Lima branch and Exchange acquisitions that took place in 2005. The Company experienced nominal organic growth, restructured the loan portfolio for quality and with the Company's detailed policy and procedures coupled with the aforementioned acquisitions, set the stage for growth in 2006.

Asset Quality

	Period Ended December 31, (dollars in millions)				
	12/31/06	12/31/05	Change in Dollars/ Percentages	12/31/04	Change in Dollars/ percentages
Non-performing loans	$ 3.8	$ 6.3	$ -2.5	$ 14.4	$ -8.1
Non-performing assets	$ 3.9	$ 8.9	$ -5.0	$ 15.4	$ -6.5
Non-performing assets/total assets	0.70%	1.67%	-0.97%	3.71%	-2.04%
Net chargeoffs	$ 1.2	$ 1.7	$ -0.5	$ 4.9	$ -3.2
Net chargeoffs/total loans	0.31%	0.52%	-0.21%	1.81%	-1.29%
Loan loss provision (credit)	$ .2	$ .6	$ -0.4	$ (.4)	$ +1.0
Allowance for loan losses	$ 3.7	$ 4.7	$ -1.0	$ 4.9	$ -0.2
Allowance/loans	1.0%	1.44%	-0.44%	1.85%	-0.41%
Allowance/non-performing Loans	97%	75%	+22%	34%	+41%
Allowance/non-performing Assets	95%	53%	+42%	32%	+21%

Asset quality statistics reflect a decrease in both nonperforming assets and chargeoffs during 2006 compared to 2005 and a decrease from 2005 compared to 2004. Non-performing assets at December 31, 2006 were $3.9 million or 0.70% of total assets, versus $8.9 million or 1.67% at December 31, 2005, and $15.4 million or 3.71% at year-end 2004. Annual net chargeoffs for 2006 were $1.2 million or 0.31% of total loans compared to $1.7 million or 0.52% for 2005.

CAPITAL RESOURCES

Stockholders' equity at December 31, 2006, was $57.0 million, equivalent to 10.2% of total assets. On a tangible basis, the ratio was 6.9%. The total risk-based capital ratio was 16.0% at December 31, 2006, well in excess of the "well-capitalized" regulatory threshold of 10%.

Total consolidated regulatory (risk-based) capital was $62.0 million at December 31, 2006, and $67.8 million at December 31, 2005. As of December 31, 2006, $19.3 million of the $20 million of trust preferred securities qualified as tier 1 capital.

Planned Purchases of Premises and Equipment

Management plans to purchase additional premises and equipment to meet the current and future needs of the Company's customers. These purchases, including buildings and improvements and furniture and equipment (which includes computer hardware, software, office furniture and license agreements), are currently expected to total approximately $3.4 million over the next year. These purchases are expected to be funded by cash on hand and from cash generated from current operations.

LIQUIDITY

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash and due from banks, federal funds sold, interest earning deposits in other financial institutions, securities available for sale and loans held for sale. These assets are commonly referred to as liquid assets. Liquid assets were $125.5 million at December 31, 2006 compared to $152.4 million at December 31, 2005. During the fourth quarter, Rurban restructured its balance sheet to improve its net interest margin going forward by selling $17.5 million of investment securities, or approximately 13% of its investment portfolio, with an average yield of 3.89%. Approximately $12 million of the proceeds were used to repay higher-cost, non-core funding, namely, long-term advances from the Federal Home Loan Bank and other borrowings that had a cost in excess of 5.25%. The remaining proceeds of approximately $5.5 million will be used to fund the bank's growing commercial loan portfolio. The Company views this level of liquidity as appropriate.

The Company's residential first mortgage portfolio of $94.4 million at December 31, 2006, and $89.1 million at December 31, 2005, which can and has been readily used to collateralize borrowings, is an additional source of liquidity. Management believes the Company's current liquidity level, without these borrowings, is sufficient to meet its liquidity needs. At December 31, 2006, all eligible mortgage loans were pledged under an FHLB blanket lien.

The cash flow statements for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the cash flow statements for 2006, 2005 and 2004 follows.

The Company experienced positive cash flows from operating activities in 2006, 2005 and 2004. Net cash from operating activities was $4.7 million, $4.2 million and $5.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Cash flow from investing activities was a use of cash of $21.0 million for December 31, 2006 and net funds provided of $28.9 million and $1.2 million for the years ended December 31, 2005 and 2004, respectively. The changes in net cash from investing activities for 2006 include the cash paid to the shareholders of Exchange Bank that totaled $6.5 million and cash paid to the shareholders of DCM that totaled $4.9 million. The changes in net cash from investing activities for 2005 include proceeds for the Lima Branches and Exchange Bank. The changes in net cash from investing activities for 2004 include a reduction in loan growth. In 2006, 2005 and 2004, the Company received $33.3 million, $5.2 million and $23.1 million, respectively, from sales of securities available for sale, while proceeds from repayments, maturities and calls of securities were $19.5 million, $17.1 million and $62.5 million in 2006, 2005 and 2004, respectively.

Net cash flow from financing activities was $26.1 million, ($31.1) million, and ($20.4) million for the years ended December 31, 2006, 2005 and 2004, respectively. The net cash increase was primarily due to an increase in total deposits of $29.2 million in 2006 versus a reduction of $(16.4) million and $(20.7) million for the years ended December 31, 2005 and 2004, respectively. Other significant changes in 2006, 2005 and 2004 include ($24.5) million, ($14.0) million and $17.0 million in net borrowings from the FHLB. Also, in 2005, the Company received proceeds of $10.3 million from the trust preferred issuance.

Off-Balance-Sheet Borrowing Arrangements:

Significant additional off-balance-sheet liquidity is available in the form of FHLB advances, unused federal funds lines from correspondent banks, and the national certificate of deposit market. Management expects the risk of changes in off-balance-sheet arrangements to be immaterial to earnings.

Approximately $75.7 million residential first mortgage loans of the Company's $94.4 million portfolio qualify to collateralize FHLB borrowings and have been pledged to meet FHLB collateralization requirements as of December 31, 2006. Based on the current collateralization requirements of the FHLB, approximately $26.0 million of additional borrowing capacity existed at December 31, 2006.

At December 31, 2006, the Company had $21.8 million in federal funds lines. As of December 31, 2005, the Company had $20.9 million in federal funds lines. Federal funds borrowed were $4.6 million at December 31, 2005. The company also had $13.8 million in unpledged securities that may be used to pledge for additional borrowings.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 – 3 years**	**3 – 5 Years**	**More than 5 years**
Long-Term Debt Obligations	$21,000,000	$ 5,500,000	$4,000,000	$11,500,000	$ -
Other Debt Obligations	23,209,207	503,762	708,763	1,376,682	20,620,000
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	2,026,092	378,894	673,298	514,900	459,000
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	237,722,558	185,915,277	47,546,982	3,535,802	724,497
Total	$283,957,857	$192,297,933	$52,929,043	$16,927,384	$21,803,497

The Company's contractual obligations as of December 31, 2006 were comprised of long-term debt obligations, other debt obligations, operating lease obligations and other long-term liabilities. Long-term debt obligations are comprised of FHLB Advances of $21.0 million. Other debt obligations are comprised of Trust Preferred securities of $20.6 million and Notes Payable of $2.6 million. The operating lease obligation is a lease on the Rurban Operations Corp., the bank operations building, of $99,600 per year, the RDSI-North building of $162,000 a year, the DCM- Lansing facility of $97,200 per year and the DCM-Indianapolis facility of $28,800 per year. Other long-term liabilities are comprised of time deposits of $237.7 million.

ASSET LIABILITY MANAGEMENT

Asset liability management involves developing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on earnings. The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans, mortgage-backed securities, and securities available for sale) which are primarily funded by interest-bearing liabilities (deposits and borrowings). With the exception of specific loans which are originated and held for sale, all of the financial instruments of the Company are for other than trading purposes. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. In addition, the Company has limited exposure to commodity prices related to agricultural loans. The impact of changes in foreign exchange rates and commodity prices on interest rates are assumed to be insignificant. The Company's financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. Interest rate risk is the Company's primary market risk exposure; to a lesser extent, liquidity risk also impacts market risk exposure.

Interest rate risk is the exposure of a banking institution's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest rate risks at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative level of exposure. When assessing the interest rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risks at prudent levels of consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and asset quality (when appropriate).

The Federal Reserve Board together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Company, adopted a Joint Agency Policy Statement on interest rate risk effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest rate risk, which will form the basis for ongoing evaluation of the adequacy of interest rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest rate risk. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk management process that effectively identifies, measures, and controls interest rate risk.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a declining rate environment.

There are several ways an institution can manage interest rate risk including: 1) matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments; 2) selling existing assets or repaying certain liabilities; and 3) hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest rate risk. Interest rate swaps, futures contacts, options on futures contracts, and other such derivative financial instruments can be used for this purpose. Because these instruments are sensitive to interest rate changes, they require management's expertise to be effective. The Company has not purchased derivative financial instruments in the past but may purchase such instruments in the future if market conditions are favorable.

Quantitative Market Risk Disclosure. The following table provides information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates as of December 31, 2006. It does not present when these items may actually reprice. For loans receivable, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the historical impact of interest rate fluctuations on the prepayment of loans and mortgage backed securities. For core deposits (demand deposits, interest-bearing checking, savings, and money market deposits) that have no contractual maturity, the table presents principal cash flows and, applicable related weighted-average interest rates based upon the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. The current historical interest rates for core deposits have been assumed to apply for future periods in this table as the actual interest rates that will need to be paid to maintain these deposits are not currently known. Weighted average variable rates are based upon contractual rates existing at the reporting date.

Principal/Notional Amount Maturing or Assumed to be Withdrawn In:
(Dollars in thousands)

	2007	2008	2009	2010	2011	Thereafter	Total
Rate-sensitive assets							
Variable rate loans	$58,761	$8,567	$4,083	$2,246	$1,267	$2,036	$76,960
Average interest rate	8.60%	8.07%	7.99%	7.81%	7.65%	7.42%	8.44%
Adjustable rate loans	$28,401	$23,505	$20,545	$15,891	$13,791	$66,704	$168,837
Average interest rate	6.81%	6.80%	6.71%	6.73%	6.63%	6.74%	6.74%
Fixed rate loans	$38,154	$22,836	$15,062	$10,012	$9,563	$29,067	$124,695
Average interest rate	6.51%	6.61%	6.44%	6.30%	6.39%	5.60%	6.28%
Total loans	$125,316	$54,908	$39,690	$28,149	$24,621	$97,807	$370,492
Average interest rate	7.56%	6.92%	6.74%	6.66%	6.59%	6.41%	6.94%
Fixed rate investment securities	$57,872	$7,867	$7,763	$2,532	$1,790	$19,035	$96,859
Average interest rate	4.56%	5.11%	4.59%	5.07%	5.36%	4.17%	4.56%
Variable rate investment securities	$2,577	$1,956	$1,005	$347	$175	$3,537	$9,597
Average interest rate	4.72%	4.91%	4.91%	4.76%	4.86%	4.75%	4.79%
Federal Funds Sold & Other	$9,250	$0	$0	$0	$0	$0	$9,250
Average interest rate	4.83%	0.00%	0.00%	0.00%	0.00%	0.00%	4.83%
Total rate sensitive assets	$195,015	$64,731	$48,458	$31,028	$26,586	$120,379	$486,198
Average interest rate	6.50%	6.64%	6.35%	6.51%	6.49%	6.01%	6.38%
Rate sensitive liabilities:							
Demand - non interest-bearing	$9,332	$9,332	$9,332	$9,332	$9,238	$0	$46,566
Demand - interest bearing	$8,804	$8,804	$8,804	$8,804	$8,717	$0	$43,933
Average interest rate	1.26%	1.26%	1.26%	1.26%	1.26%	0.00%	1.26%
Money market accounts	$11,839	$11,838	$11,838	$11,838	$11,722	$0	$59,075
Average interest rate	3.04%	3.04%	3.04%	3.04%	3.04%	0.00%	3.04%
Savings	$5,554	$5,440	$5,440	$5,440	$5,384	$0	$27,258
Average interest rate	0.59%	0.59%	0.59%	0.59%	0.59%	0.00%	0.59%
Certificates of deposit	$183,946	$40,950	$4,994	$2,430	$4,674	$729	$237,723
Average interest rate	4.36%	4.61%	3.52%	4.07%	4.37%	3.81%	4.38%
Fixed rate FHLB advances	$2,000	$2,000	$2,000	$4,000	$7,500	$0	$17,500
Average interest rate	5.22%	5.22%	5.24%	6.25%	4.98%	0.00%	5.35%
Variable rate FHLB advances	$3,500	$0	$0	$0	$0	$0	$3,500
Average interest rate	5.34%	0.00%	0.00%	0.00%	0.00%	0.00%	5.34%
Fixed rate Notes Payable	$0	$0	$0	$0	$0	$10,310	$10,310
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	10.60%	10.60%
Variable rate Notes Payable	$200	$0	$0	$0	$2,389	$10,310	$12,899
Average interest rate	8.75%	0.00%	0.00%	0.00%	7.75%	6.67%	6.90%
Fed Funds Purchased & Repos	$7,271	$0	$0	$0	$25,000	$0	$32,271
Average interest rate	3.48%	0.00%	0.00%	0.00%	4.71%	0.00%	4.43%
Total rate sensitive liabilities	$232,446	$78,364	$42,408	$41,844	$74,624	$21,349	$491,035
Average interest rate	3.91%	3.18%	1.85%	2.03%	3.27%	8.47%	3.56%

Principal/Notional Amount Maturing or Assumed to be Withdrawn In:
(Dollars in Thousands)

Comparison of 2006 to 2005: Total rate-sensitive assets:	First Year	Years 2 – 5	Thereafter	Total
At December 31, 2006	$ 195,015	$ 170,804	$ 120,379	$ 486,198
At December 31, 2005	215,721	162,891	92,014	470,626
Increase (decrease)	$ (20,707)	$ 7,913	$ (28,364)	$ 15,572
Total rate-sensitive liabilities:				
At December 31, 2006	$ 232,446	$ 237,240	$ 21,349	$ 491,035
At December 31, 2005	200,846	221,267	40,464	462,577
Increase (decrease)	$ 31,600	$ 15,973	$ (19,115)	$ 28,458

The above table reflects expected maturities, not expected repricing. The contractual maturities adjusted for anticipated prepayments and anticipated renewals at current interest rates, as shown in the preceding table, are only part of the Company's interest rate risk profile. Other important factors include the ratio of rate-sensitive assets to rate sensitive liabilities (which takes into consideration loan repricing frequency but not when deposits may be repriced) and the general level and direction of market interest rates. For core deposits, the repricing frequency is assumed to be longer than when such deposits actually reprice. For some rate sensitive liabilities, their repricing frequency is the same as their contractual maturity. For variable rate loans receivable, repricing frequency can be daily or monthly. For adjustable rate loans receivable, repricing can be as frequent as annually for loans whose contractual maturities range from one to thirty years. In 2004 and 2005, maturities of non-core funding sources positively impacted net interest income and the net interest margin. In 2006, the company's liquidation of a portion of the investment securities and their ability to obtain below market funding through repurchase agreements helped balance deposit expenses in the midst of four interest rate increases. The acquisition of Exchange Bank also provided for lower cost funding. The tax equivalent net interest income as a percentage of average interest earning assets decreased from 3.19% in 2004 to 3.19% in 2005, and decreased slightly in 2006 to 3.13%..

The Company manages its interest rate risk by the employment of strategies to assure that desired levels of both interest-earning assets and interest-bearing liabilities mature or reprice with similar time frames. Such strategies include: 1) loans receivable which are renewed (and repriced) annually, 2) variable rate loans, 3) certificates of deposit with terms from one month to six years, 4) securities available for sale which mature at various times primarily from one through ten years, 5) federal funds borrowings with terms of one day to 90 days, and 6) Federal Home Loan Bank borrowings with terms of one day to ten years.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages the amount of securities available for sale in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

Forward-Looking Statements

When used in this filing and in future filings by the Company with the SEC, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify, "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected. For a more detailed discussion of the factors that could affect the Company's financial results, please see Item 1A "Risk Factors" in Rurban's Annual Report on Form 10-K for the year ended December 31, 2006.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially form those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

CORPORATE *information*

STOCK LISTING
Rurban Financial Corp.'s common stock is traded on the NASDAQ Global Market under the ticker symbol RBNF.

STOCK TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

CORPORATE ADDRESS
Rurban Financial Corp.
401 Clinton Street
Defiance, OH 43512
www.rurbanfinancial.net

MARKET MAKERS
Hill, Thompson, Magid, and Co.
Howe Barnes Hoefer and Arnett
Knight Equity Markets, L.P.
McDonald Investments Inc.
Robert W. Baird and Co., Inc.
Sweney Cartwright and Co.

INVESTOR RELATIONS
Ms. Valda Colbart
P.O. Box 467
Defiance, OH 43512
(419) 784-2759 or (800) 273-5820
rfcinv@rurban.net

FORM 10-K
The Annual Report on Form 10-K, as required to be filed with the Securities and Exchange Commission, will be made available to interested shareholders via www.nasdaq.com and www.rurbanfinancial.net.

SUBSIDIARIES
The State Bank and Trust Company
The Exchange Bank
Rurban Operations Corp.
Reliance Financial Services, N.A.
RDSI (Rurbanc Data Services, Inc.)
DCM
RFCBC, Inc.

OWNERSHIP OPPORTUNITIES
Dividend Reinvestment Plan (DRIP): This powerful investment technique allows you to reinvest your dividends automatically. Receive free custodial services, quarterly statements, 1099, dividend reinvestment and more. Contact Ms. Valda Colbart at rfcinv@rurban.net or (419) 784-2759 or (800) 368-5948 for additional information.

SHAREHOLDER DIRECT STOCK PURCHASE PROGRAM
DRIP participants or stockholders utilizing Registrar and Transfer custodial services may purchase stock in their account at any time free of charge. Simply complete a request card and stock will be purchased for you.

For more information, call (800) 368-5948 or (419) 784-2759.

RBNF E-MAIL ALERT SERVICE
You can receive our news releases by e-mail. This service is available free of charge through our website. Simply go to www.rurbanfinancial.net and click on "Investor Relations," then "Email Notification."

CORPORATE GOVERNANCE
The Rurban Financial Corp. Code of Conduct and Ethics, as required by the Sarbanes-Oxley Act, is available via www.rurbanfinancial.net or by requesting a copy from Investor Relations.

Certain statements within this document, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties and actual results may differ materially from those predicted by the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties inherent in the national and regional banking, insurance and mortgage industries, competitive factors specific to markets in which Rurban and its subsidiaries operate, future interest rate levels, legislative and regulatory actions, capital market conditions, general economic conditions, geopolitical events, the loss of key personnel and other factors.

Forward-looking statements speak only as of the date on which they are made, and Rurban undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made. All subsequent written and oral forward-looking statements attributable to Rurban or any person acting on our behalf are qualified by these cautionary statements.

END